Exhibit 99.2

ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004

ESPÍRITO SANTO FINANCIAL GROUP SA

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ESPÍRITO SANTO FINANCIAL GROUP SA

AUDITORS’ REPORT

To the
Shareholders of
Espírito Santo Financial Group, S.A.

We have audited the accompanying consolidated financial statements of Espírito Santo Financial Group, S.A. (“ESFG” or the “Company”) which comprise the consolidated balance sheet as of December 31, 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity for the year then ended and the respective explanatory notes. Our audit was performed in accordance with International Standards on Auditing.

Responsibility of Management and Auditors

These financial statements are the responsibility of the Board of Directors of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

Basis of opinion

International Standards on Auditing require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in these financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Espírito Santo Financial Group, S.A., as at December 31, 2004, and the consolidated results of its operations and its cash flows for the year then ended in accordance with generally accepted accounting principles in Portugal as referred to in Note 2 to the financial statements.

Luxembourg, April 6, 2005	KPMG Audit S.à r.l. Réviseurs d’Entreprises E. Dollé

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED BALANCE SHEETS

		December 31,

	Notes	2003	2004

		(In millions of Euro)
ASSETS

Cash and due from banks	3	1 627.3	1 609.1
Interest-earning deposits with banks	3	5 676.1	4 788.6
Trading account securities	4	458.2	1 766.0
Investment securities	5	8 465.6	8 680.9
Loans and advances to customers	6	27 590.1	29 555.1
Provision for loan losses	6 and 19	(820.1)	(829.4)
Other equity holdings	7	799.5	873.6
Accrued interest income		226.0	219.0
Property and equipment	8	440.7	446.9
Other assets	9	3 200.0	3 403.2

TOTAL ASSETS		47 663.4	50 513.0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Deposits from banks	12	3 412.8	3 176.0
Demand deposits	10 and 12	6 602.8	7 092.7
Time deposits	10 and 12	12 838.0	12 819.8
Securities sold under repurchase agreements	12	458.2	1 487.6
Other short-term borrowings	11 and 12	1 812.5	745.5
Insurance reserves	13	5 383.5	5 930.0
Accrued interest and other liabilities	14	1 670.7	1 438.5
Corporate borrowings and long-term debt	15	12 923.3	15 068.0
Convertible bonds	16	310.0	310.0

TOTAL LIABILITIES		45 411.8	48 068.1

MINORITY INTERESTS	17	2 167.3	2 315.2

SHAREHOLDERS’ EQUITY
Ordinary shares, EUR10 par value; 100 000 000 shares authorised (2003: 100 000 000) 47 908 555 shares issued	18	479.1	479.1
Retained earnings		(396.0)	(352.5)
Accumulated other comprehensive income		1.2	3.1

TOTAL SHAREHOLDERS’ EQUITY		84.3	129.7

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		47 663.4	50 513.0

Commitments, contingencies and derivatives and other financial instruments with off-balance sheet risk (Note 32).

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,
	Notes	2002	2003	2004

		(In millions of Euro)
INTEREST INCOME
Interest on loans		1 489.6	1 267.5	1 216.8
Interest and dividends on securities:
Trading securities		98.0	59.1	49.8
Investment securities		180.5	208.5	234.5
Other interest income		119.6	136.7	136.0

Total interest income		1 887.7	1 671.8	1 637.1

INTEREST EXPENSE
Interest on deposits		524.1	419.1	388.2
Interest on securities sold under repurchase agreements		41.9	28.6	36.8
Interest on short-term borrowings		47.5	33.1	16.3
Interest on corporate borrowings and long-term debt		438.3	432.2	466.0
Interest on convertible bonds		12.9	15.5	15.5

Total interest expense		1 064.7	928.5	922.8

NET INTEREST INCOME		823.0	743.3	714.3
Provisions for loan losses	6 and 19	(231.8)	(264.0)	(218.9)

Net interest income after provision for loan losses		591.2	479.3	495.4

OTHER INCOME
Fee and commission income		297.5	356.1	401.3
Net trading account gains (losses)		(47.3)	21.4	52.4
Net gains (losses) on investment securities		(30.2)	28.7	105.0
Insurance premiums	20	1 080.3	1 258.0	1 305.8
Other insurance income (expenses)	20	(5.6)	203.2	208.2
Net gains on foreign currency transactions		216.5	182.3	33.2
Other operating income	21	152.4	235.0	281.0

Total other income		1 663.6	2 284.7	2 386.9

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF INCOME

		Years ended December 31,

	Notes	2002		2003	2004

		(In millions of Euro, except for earnings per share)
OTHER EXPENSES
Salaries and benefits		441.8		444.7	471.5
Occupancy cost		55.2		53.5	47.6
Insurance benefits and claims	23	1 053.1		1 228.9	1 303.6
Insurance underwriting and related expenses	24	86.0		84.7	85.9
Depreciation	8	65.6		55.3	47.0
Amortisation	9	90.6		101.9	102.3
Other expenses	25	345.1		474.5	486.3

Total other expenses		2 137.4		2 443.5	2 544.2

Income before income taxes and minority interests		117.4		320.5	338.1
Income taxes	26	(14.2)		(66.7)	(49.1)
Minority interests in income of consolidated subsidiaries		(146.4)		(217.7)	(237.0)
Income/(losses) in associated undertakings		(1.9)		(0.2)	0.7

NET INCOME (LOSS)		(45.1)		35.9	52.7

NET INCOME (LOSS) PER SHARE
Basic	27	(1.04)		0.79	1.10
Diluted	27	(1.04	)(1)	0.79 (1)	1.10	(1)
Weighted average number of shares outstanding:
For basic earnings per share	27	43,253,371		45,643,406	47,908,555
For diluted earnings per share	27	43,253,371	(1)	45,643,406 (1)	47,908,555	(1)
(1)	Convertible bonds interest and obtainable shares are excluded from the calculation due to anti-dilutive effect (see Note 27).

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,

	Notes	2002	2003	2004

		(In millions of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)		(45.1)	35.9	52.7
Adjustments to reconcile net income to cash provided by operating activities:
Provisions for loan losses		231.8	264.0	218.9
Provisions on investment in real estate		2.9	2.5	6.4
Depreciation and amortisation		156.0	157.2	149.3
Minority interests in income of consolidated subsidiaries		146.4	169.6	185.1
Equity in unremitted (gains) losses of associates		1.9	0.2	(0.7)
Bonus paid to employees		(21.6)	(25.2)	(36.8)
Contribution to pension fund		(316.3)	(250.9)	(162.4)
Increase in insurance reserves		474.6	408.3	577.6
Increase in provision for general banking risks		0.5	91.5	9.1
Increase in provision for liabilities and charges		1.3	33.4	100.0
Decrease (increase) in accrued interest and other liabilities/assets		268.8	295.0	(400.7)
Net gains on sale of property and equipment		(5.5)	(9.4)	(4.6)
Net gains on sale of real-estate		—	(0.2)	(1.1)
Net changes in trading account securities		142.3	8.2	(1 307.8)
Net investment securities unrealised losses		150.0	73.4	21.4
Net gains on sale of investments in Group companies		(8.4)	(76.6)	(57.2)
Net gains on sale of investments in Other equity holdings		—	—	(64.6)

Net cash provided by operating activities		1 179.6	1 176.9	(715.4)

CASH FLOWS FROM INVESTING ACTIVITIES
Net decrease in interest-earning deposits		190.4	145.5	294.6
Net increase in loans and advances to customers		(1 264.7)	(536.4)	(2 169.3)
Purchase of property and equipment		(52.3)	(37.8)	(61.6)
Sale of property and equipment		12.8	69.0	19.5
Increase in investments in Group companies		(42.8)	(31.7)	(25.6)
Sale of investments in Group companies		—	94.2	71.7
Investment in other equity holdings, net		—	—	22.3
Investment securities:
Purchases		(742 482.5)	(29 696.5)	(15 493.0)
Sales of debt securities		740 140.1	24 927.3	13 281.9
Sales of other securities		1 148.9	1 081.3	477.7
Maturities		1 061.8	2 993.9	1 494.3
Investment in real estate, net		(21.2)	(41.1)	(69.6)
Other, net		(375.5)	91.9	(53.2)

Net cash used in investing activities		(1 685.0)	(940.4)	(2 210.3)

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,

	Notes	2002	2003	2004

		(In millions of Euro)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in deposits from banks		278.6	(564.2)	(236.8)
Net increase (decrease) in demand and savings deposits		170.2	(229.4)	489.9
Net increase (decrease) in time deposits		367.8	454.6	(18.2)
Net increase (decrease) in securities sold under repurchase agreements		774.4	(1 078.2)	1 029.4
Minority interest in subsidiaries share capital increase		421.4	—	5.2
Net deacrease in treasury shares		28.2	35.9	—
Increase in corporate borrowings and long-term debt		3 283.5	2 592.7	3 812.8
Decrease in corporate borrowings and long-term debt		(2 842.4)	(1 055.5)	(1 671.3)
Increase in preference shares		—	450.0	150.0
Decrease in preference shares		—	(463.5)	(119.5)
Dividends paid		(70.9)	(53.9)	(60.0)
Net increase (decrease) in other short-term borrowings		(495.9)	379.0	(1 067.0)

		1 914.9	467.5	2 314.5

NET INCREASE IN CASH AND CASH EQUIVALENTS		1 409.5	704.0	(611.1)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	3	4 024.5	5 434.0	6 138.0

CASH AND CASH EQUIVALENTS AT END OF YEAR	3	5 434.0	6 138.0	5 526.9

Supplemental cash flow information
Cash paid during the year:
Interest paid		1 057.4	996.6	954.0
Interest received		1 896.8	1 810.8	1 785.6

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Total Shareholders’ equity	Ordinary shares	Treasury shares	Accumulated other comprehensive income	Goodwill	Other reserves and retained earnings

	(In millions of Euro)
Balance as at 31 December 2001	93.0	479.1	(73.1)	13.8	(482.5)	155.7
Dividends on ordinary shares (EUR 0.21 per share)	(8.1)	—	—	—	—	(8.1)
Bonus shares attributed to shareholders	—	—	9.0	—	—	(9.0)
Bonus paid to employees net of minority interest	(7.0)	—	—	—	—	(7.0)
Contribution to pension fund net of minority interest	(1.0)	—	—	—	—	(1.0)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(9.4)	—	—	—	—	(9.4)
Sale of IASA	—	—	—	—	19.9	(19.9)
Goodwill arising on consolidation	(13.2)	—	—	—	(13.2)	—
Opening balance of deferred tax asset recognised by the insurance business (net of minority interest)	2.5	—	—	—	—	2.5
Effect of foreign exchange translation arising on consolidation	(12.3)	—	—	(12.3)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	3.4	—	—	3.4	—	—
Other reserves arising on consolidation	9.3	—	—	—	—	9.3
Treasury shares sold	28.2	—	28.2	—	—	—
Net loss	(45.1)	—	—	—	—	(45.1)

Balance as at 31 December 2002	40.3	479.1	(35.9)	4.9	(475.8)	68.0
Bonus paid to employees net of minority interest	(8.2)	—	—	—	—	(8.2)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	(5.8)	—	—	—	—	(5.8)
Goodwill arising on consolidation	(10.6)	—	—	—	(10.6)	—
Effect of foreign exchange translation arising on consolidation	(11.5)	—	—	(11.5)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	7.8	—	—	7.8	—	—
Other reserves arising on consolidation	0.5	—	—	—	—	0.5
Treasury shares sold	35.9	—	35.9	—	—	—
Net income	35.9	—	—	—	—	35.9

Balance as at 31 December 2003	84.3	479.1	—	1.2	(486.4)	90.4
Dividends on ordinary shares (EUR 0.10 per share)	(4.8)	—	—	—	—	(4.8)
Bonus paid to employees net of minority interest	(12.6)	—	—	—	—	(12.6)
Provision for unconsolidated equity holdings (Regulation 4/2002 issued by the Bank of Portugal), net of minority interest	8.8	—	—	—	—	8.8
Goodwill arising on consolidation	(1.5)	—	—	—	3.4	(4.9)
Effect of foreign exchange translation arising on consolidation	(5.0)	—	—	(5.0)	—	—
Unrealised gains on investment securities held by insurance operations net of minority interest	6.9	—	—	6.9	—	—
Other reserves arising on consolidation	0.9	—	—	—	—	0.9
Net income	52.7	—	—	—	—	52.7

Balance as at 31 December 2004	129.7	479.1	—	3.1	(483.0)	130.5
Comprehensive income
Year ended 31 December 2002	(54.0)	—	—	(8.9)	—	(45.1)

Year ended 31 December 2003	32.2	—	—	(3.7)	—	35.9

Year ended 31 December 2004	54.6	—	—	1.9	—	52.7

The accompanying Notes are an integral part of these consolidated financial statements.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 1 — BACKGROUND AND BUSINESS ORGANISATION

Espírito Santo Financial Group SA (ESFG), formerly Espírito Santo Financial Holding SA, is a limited liability company (“société anonyme”) incorporated under the laws of the Grand Duchy of Luxembourg on November 28, 1984. ESFG was formed as a holding company for all of E.S. International SA’s (ESI), formerly E.S. International Holding SA (ESIH), financial and insurance operations. ESI, the principal shareholder, is a Luxembourg based holding company for the interests of the Espírito Santo family. The non-financial interests of ESI are held by Espírito Santo Resources Ltd., Bahamas (ESR), which is engaged in agriculture, hotels, catering, real estate and other businesses. As used hereafter, the “Group” refers to ESFG and its subsidiaries.

Through its subsidiaries, the Group engages in a broad range of banking activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. The Group conducts its commercial banking activities primarily through Banco Espírito Santo, SA (BES), a diversified global financial services firm and Banco Internacional de Crédito, SA (BIC), a commercial bank specialising in residential mortgage loans, both head quartered in Portugal. The Group’s investment banking business is managed primarily through Banco Espírito Santo de Investimento, SA (BESI), based in Portugal, while its asset management activities are operated through Espírito Santo Activos Financeiros, SGPS, SA (ESAF) and Compagnie Bancaire Espírito Santo SA, based in Portugal and Switzerland, respectively. The Group conducts its stockbrokerage activities through Espírito Santo Dealer-Sociedade Financeira de Corretagem, SA (ES Dealer) in Portugal, and Espírito Santo Investment SAU SV, (formerly Benito y Monjardín SV, SA) in Spain, both subsidiaries of BESI. The Group conducts its insurance business mainly through Companhia de Seguros Tranquilidade SA (Tranquilidade), and Companhia de Seguros Tranquilidade Vida SA (Tranquilidade Vida).

The Group holds a voting interest of 49.20% (2003: 49.24%) in BES, a level which cannot exceed 50% without triggering provisions of the Portuguese takeover law, which would require it to offer to purchase all of the outstanding shares. Nevertheless, the Group consolidates BES because its voting interest gives it the effective equivalent of voting control.

Main changes in the Group’s Structure in 2003 and 2004

In June 2003 the Group sold a 45% stake of Credibom, a company specialised in consumer credit finance, to Banque Sófinco, keeping a 15% interest, which was subsequently sold to the same party in June 2004. This sale generated an extraordinary gain, recognised under Other operating income, profit on disposal of subsidiaries, of EUR 65.3 million in 2003 and EUR 24.8 million in 2004, before minority interests (see Note 21). Net of minority interests, these extraordinary gains amount to EUR 21.3 million and EUR 8.1 million, respectively.

In April 2004, the Group sold its investment in Portline generating an extraordinary gain, recognised under Other operating income, profit on sale of other equity holdings, of EUR 4.4 million, before minority interests (see Note 21). Net of minority interest, this extraordinary gain amounts to EUR 1.4 million.

In July 2004, the Group sold its investment in Clarity generating an extraordinary gain, recognised under Other operating income, profit on sale of other equity holdings, of EUR 20.7 million, before minority interests (see Note 21). Net of minority interests, this extraordinary gain amounts to EUR 6.8 million.

In December 2004, the Group sold 80% of the investment held in ES Concessões, generating an extraordinary gain, recognised under Other operating income, profit on sale of subsidiaries, in the amount of EUR 32.4 million before minority interest (see Note 21). Net of minority interest, this extraordinary gain amounts to EUR 10.6 million.

On November 30, 2004, Tranquilidade, a subsidiary in which ESFG holds a 66.7% interest, acquired ESIA, a fully owned subsidiary of the Group. As at December 30, 2004, ESIA was merged into Tranquilidade.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Group Consolidated Subsidiaries and Associates

The Group is engaged principally in two business areas concentrated mainly in Portugal: banking and insurance. Its operations outside of this country complement its Portuguese activities.

The following describes the main activity of each of the Group’s subsidiaries and associates as at December 31, 2004:

Company	Short name	Activity	Location

Advancecare – Gestão de Serviços de Saúde, SA	ADVANCECARE	Managed care	Portugal
Banco Espírito Santo dos Açores, SA	BAC	Commercial banking	Azores Island
Banco Espírito Santo, SA	BES	Commercial banking	Portugal
BES Finance Ltd.	BES FINANCE	Financing vehicle	Cayman Islands
BES Overseas Ltd.	BES OVERSEAS	Financing vehicle	Cayman Islands
BES Securities SA	BES Securities	Brokerage house	Brazil
Banque Espírito Santo et de la Vénétie, SA	BES VENETIE	Commercial banking	France
Besaf – Bes Activos Financeiros, Lda	BESAF	Assets managment	Brazil
Banco Espírito Santo de Angola, SARL	BESA	Commercial banking	Angola
Banco Espírito Santo de Investimento, SA	BESI	Investment banking	Portugal
BES Investimento Brasil SA	BESI BRASIL	Investment banking	Brazil
Bank Espírito Santo International Ltd.	BESIL	Commercial banking	Cayman Islands
Besleasing e Factoring – Instituição Financeira de Crédito, SA (a)	BESLEASING e FACTORING	Leasing and factoring	Portugal
Banco Espírito Santo North American Capital Corp.	BESNAC	Financing vehicle	USA
Banco Espírito Santo do Oriente, SA	BES-ORIENTE	Commercial banking	Macau
BESPAR, SGPS, SA	BESPAR	Holding company	Portugal
Banco Espírito Santo, SA	BESSA	Commercial banking	Spain
Banco Electrónico de Serviço Total, SA	BEST	Internet Banking	Portugal
Banco Internacional de Crédito, SA	BIC	Commercial banking	Portugal
BIC – International Bank	BIC CAYMAN	Commercial banking	Cayman Islands
BM Capital, SA	BM CAPITAL	Brokerage house	Spain
Cartera BJC, SA	CARTERA BJC	Brokerage house	Spain
Compagnie Bancaire Espírito Santo, SA	CBESSA	Asset management	Switzerland
CÊNTIMO – Sociedade de Serviços, Lda	CÊNTIMO	Custodian company	Portugal
CENTUM – Sociedade Gestora de Participações Sociais, SA	CENTUM	Holding company	Portugal
Capital Mais – Assessoria Financeira, SA	CMAF	Advisory services	Portugal
COMINVEST – Sociedade de Gestão e Investimento Imobiliário, SA	COMINVEST	Real-estate	Portugal
COSIM – Société Financière et Immobilière	COSIM	Real-estate	France
CREDIFLASH Sociedade Financeira para Acquisições a Crédito, SA	CREDIFLASH	Consumer credit	Portugal
Espírito Santo Prestação de Serviços, ACE	ES ACE	Shared services company	Portugal
Espírito Santo Belgique, SA	ES BELGIQUE	Representation office	Belgium
ES CAPITAL – Sociedade de Capital de Risco, SA	ES CAPITAL	Venture capital	Portugal
Espírito Santo Cobranças, SA	ES COBRANÇAS	Debt collection	Portugal
ES CONCESSÕES, SGPS, SA	ES CONCESSÕES	Holding company	Portugal
Espírito Santo Contact Center, Gestão de Call Centers, SA	ES CONTACT CENTER	Call center services	Portugal
Espírito Santo Dealer – Sociedade Financeira de corretagem, SA	ES DEALER	Brokerage house	Portugal
Espírito Santo Gestion, SA	ES GESTION	Insurance broker	Spain

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Company	Short name	Activity	Location

ES Interaction – Sistemas de Informação Interactivos, SA	ES INTERACTION	Computer services	Portugal
Espírito Santo Investment PLC	ES INVESTMENT PLC	Brokerage house	Ireland
Espírito Santo Pensiones, SGFP, SA	ES PENSIONES	Asset management – Pension funds	Spain
Espírito Santo PLC	ES PLC	Non-bank finance company	Ireland
Espírito Santo Representações Lda	ES REPRESENTAÇÕES	Representation office	Brazil
ES Research – Estudos Financeiros e de Mercados, SA	ES RESEARCH	Advisory services	Brazil
Espírito Santo Saúde SGPS, SA	ES SAUDE	Holding company	Portugal
Espírito Santo Equipamentos e Segurança, SA	ES SEGURANÇA	Security equipment	Portugal
Espírito Santo Companhia de Seguros, SA	ES SEGUROS	Insurance	Portugal
Espírito Santo Servicios, SA	ES SERVICIOS	Insurance	Spain
ES Tech Ventures, SA	ES TECH VENTURES	Holding company	Portugal
ES Tech Ventures DESG – Desenvolvimento Empresarial e Serviços de Gestão, SA	ES TECH VENTURES DESG	Advisory services	Portugal
ES VENTURE SA	ES VENTURE	Holding company	British Virgin Islands
Espírito Santo Activos Financeiros SGPS, SA	ESAF – SGPS	Holding company	Portugal
ESAF International Distributors Associates, Ltd	ESAF IDA	Distribution company	British Virgin Islands
Espírito Santo Participações Internacionais SGPS SA	ESAF PI	Holding company	Portugal (Madeira)
ESAF SA – Espírito Santo Activos Financeiros, SA	ESAF SA	Advisory services	Spain
Espírito Santo Fundos de Investimentos Imobiliarios, SA	ESAF-FII	Asset management – Mortgage funds	Portugal
Espírito Santo Fundos de Investimentos Mobiliarios, SA	ESAF-FIM	Asset management – Securities funds	Portugal
Espírito Santo Fundo de Pensões, SA	ESAF-FP	Asset management – Pension funds	Portugal
Espírito Santo International Management, SA	ESAF-IM	Asset management – Securities funds	Luxembourg
Espírito Santo Bank	ESB	Commercial banking	USA
Espírito Santo Bank (Panama), SA	ESB PANAMA	Commercial banking	Panama
Espírito Santo e Comercial de Lisboa Inc.	ESCLINC	Representation office	USA
Espírito Santo Data SGPS, SA	ESDATA	Computer services	Portugal
ESEGUR – Empresa de Segurança, SA	ESEGUR	Private security services	Portugal
Espírito Santo Financial (Portugal), SGPS, SA	ESF(P)	Holding company	Portugal
Espírito Santo Financial Consultants, SA	ESFC	Portfolio management	Portugal
ESFG Overseas Ltd.	ESFG OVERSEAS	Financing vehicle	Cayman Islands
Espírito Santo Financière, SA	ESFIL	Holding company	Luxembourg
Esfil Properties, SA	ESFIL PROPERTIES	Real estate	Luxembourg
Espírito Santo Gestão de Instalações, Aprovisionamento e Comunicações, SA	ESGEST	Technical services	Portugal
Espírito Santo Gestão de Patrimónios, SA	ESGP	Portfolio management	Portugal
Espírito Santo Innovation, SA	ES INNOVATION	Computer services	Portugal
Espírito Santo Investimentos Lda	ESI INVESTIMENTOS	Investment banking	Brazil
Espírito Santo International Asset Management Ltd.	ESIAM	Advisory services	British Virgin Islands
Espírito Santo Overseas Ltd.	ESOL	Financing vehicle	Cayman Islands
Espírito Santo do Oriente – Estudos Financeiros e de Mercado de Capitais Lda	ESOR	Consulting	Macau

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Company	Short name	Activity	Location

ESSI Comunicações, SGPS, SA	ESSI COMUNICAÇÕES	Holding company	Portugal
ESSI Investimentos, SGPS, SA	ESSI INVESTIMENTOS	Holding company	Portugal
Espirito Santo Investment SV, SA (b)	ES INVESTMENT SV	Brokerage house	Spain
ESSI, SGPS, SA	ESSI SGPS	Holding company	Portugal
ESUMÉDICA – Prestação de Cuidados Médicos, SA	ESUMEDICA	Health care	Portugal
EUROP ASSISTANCE – Companhia Portuguesa de Seguros de Assistência, SA	EUROP ASSISTANCE	Private assistance	Portugal
FIDUPRIVATE -Sociedade de Serviços, Consultadoria e Administração de Empresas, SA	FIDUPRIVATE	Consulting	Portugal
Gespar Sociedade Civil Limitada	GESPAR	Holding company	Brazil
JAMPUR – Trading International, Lda	JAMPUR	Support services	Portugal
KUTAYA – Trading International, Lda	KUTAYA	Support services	Madeira
LOCARENT – Companhia Portuguesa de Aluguer de Viaturas, SA	LOCARENT	Consumer finance	Portugal
LOCAUMAT – Locaumat, SA	LOCAUMAT	Leasing	France
Lusogestion, SA	LUSOGEST	Asset Management	Spain
OBLOG Software, SA	OBLOG	Software development	Portugal
Omnium Lyonnais de Participations Industrielles, SA	OLPI	Investment company	France
PARTRAN,SGPS, SA	PARTRAN	Holding company	Portugal
Representaciones Espirito Santo, SA	REPRESENTACIONES ES	Representation office	Uruguay
QUINTA DOS CONEGOS – Sociedade Imobiliária, SA	QUINTA DOS CONEGOS	Real estate	Portugal
SAGEFI – Société Antillaise de Gestion Financière, SA	SAGEFI	Consumer credit	Guadeloupe
SCI BOURDONNAIS 42 – Société Civile Immobilière	SCI BOURDONNAIS	Real estate	France
SCI Georges Mandel – Société Immobilière du 45 Avenue Gorges Mandel	SCI Georges Mandel	Real estate	France
SGPICE Sociedade de Serviços de Gestão, SA	SGPICE	Management of internet portals	Portugal
SLMB – Société Lyonnaise de Marchands de Biens	SLMB	Real estate	France
SPAINVEST, SA	SPAINVEST	Holding company	Luxembourg
Tagide Properties, Inc.	TAGIDE	Real estate	USA
TRANQUILIDADE – Companhia de Seguros Tranquilidade, SA	TRANQUILIDADE	Insurance	Portugal
TRANQUILIDADE SGPS – Tranquilidade SGPS-Unipessoal, Lda	TRANQUILIDADE SGPS	Holding insurance company	Portugal
TRANQUILIDADE-VIDA – Companhia de Seguros Tranquilidade Vida, SA	TRANQUILIDADE-VIDA	Life insurance	Portugal

(a)
In 2004, Besleasing Mobiliária, Sociedade de Locação Financeira, SA and Euroges – Aquisição de Créditos a Curto Prazo, SA were merged into Besleasing Imobiliária - Sociedade de Locação Financeira, SA which changed its denomination to Besleasing e Factoring – Instituição Financeira de Crédito, SA

(b)	formerly Benito y Monjardin SV, SA

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The voting rights and economic interests as at December 31, 2003 and 2004 are as follows:

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

ADVANCECARE	51.0%	30.9%	51.0%	30.9%
BAC	58.2%	19.0%	58.2%	19.1%
BES	49.2%	32.7%	49.2%	32.8%
BES FINANCE	100.0%	32.7%	100.0%	32.8%
BES INT SGPS(a)	100.0%	32.7%	—	—
BES OVERSEAS	100.0%	0.0%	100.0%	32.8%
BES SECURITIES	100.0%	26.2%	100.0%	26.2%
BES VENETIE	82.0%	55.1%	82.0%	55.1%
BESAF	—	—	100.0%	26.2%
BESA	100.0%	32.7%	100.0%	32.8%
BESI	100.0%	32.7%	100.0%	32.8%
BESI Brasil	80.0%	26.2%	80.0%	26.2%
BESIL	100.0%	32.7%	100.0%	32.8%
BESLEASING E FACTORING(b)	—	—	90.0%	29.6%
BESLEASING IMOBILIARIA(b)	84.2%	27.8%	—	—
BESLEASING MOBILIARIA(b)	84.9%	28.0%	—	—
BESNAC	100.0%	32.7%	100.0%	32.8%
BES-ORIENTE	99.8%	32.6%	99.8%	32.7%
BESPAR	66.9%	66.9%	66.9%	66.9%
BESSA	100.0%	32.7%	100.0%	32.8%
BEST	66.0%	21.6%	66.0%	21.6%
BIC	100.0%	32.7%	100.0%	32.8%
BIC CAYMAN	—	—	100.0%	32.8%
BM CAPITAL	—	—	100.0%	32.8%
BYM IBIZA(a)	100.0%	32.7%	—	—
CARTERA BJC	—	—	100.0%	32.8%
CBESSA	100.0%	100.0%	100.0%	100.0%
CENTIMO	100.0%	32.7%	100.0%	32.8%
CENTUM	100.0%	100.0%	100.0%	100.0%
CLARITY(c)	46.3%	15.1%	—	—
CMAF	100.0%	30.8%	100.0%	30.9%
COMINVEST	49.0%	22.7%	49.0%	22.7%
COMPRINVEST(a)	100.0%	32.7%	—	—
COSIM	99.7%	54.9%	99.7%	54.9%
CREDIBOM(c)	15.0%	4.9%	—	—
CREDIFLASH	100.0%	32.2%	100.0%	32.5%
ERNIO INGENIEROS(c)	67.1%	21.9%	—	—
ES ACE	100.0%	32.7%	100.0%	32.8%
ES BELGIQUE	100.0%	100.0%	100.0%	100.0%
ES CAPITAL	99.7%	32.6%	99.7%	32.7%
ES COBRANÇAS	90.6%	29.6%	90.6%	29.4%
ES CONCESSOES	100.0%	32.7%	20.0%	6.6%
ES CONTACT CENTER	100.0%	39.0%	100.0%	39.0%
ES DEALER	100.0%	32.7%	—	—
ES GESTION	100.0%	31.8%	100.0%	31.8%
ES INTERACTION	100.0%	33.2%	100.0%	33.3%
ES INVESTMENT PLC	100.0%	32.7%	100.0%	32.8%

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

ES PENSIONES	100.0%	31.8%	100.0%	31.8%
ES PLC	100.0%	32.7%	100.0%	32.8%
ES REPRESENTAÇÕES	100.0%	32.7%	100.0%	32.8%
ES RESEARCH	—	—	100.0%	32.8%
ES SAUDE	41.0%	28.2%	41.0%	27.4%
ES SEGURANÇA	75.0%	61.2%	75.0%	61.2%
ES SEGUROS	100.0%	53.2%	100.0%	53.2%
ES SERVICIOS	100.0%	32.7%	100.0%	32.8%
ES TECH VENTURES	100.0%	32.7%	100.0%	32.8%
ES TECH VENTURES DESG	100.0%	32.7%	100.0%	32.8%
ES VENTURE	100.0%	100.0%	100.0%	100.0%
ESAF SGPS	90.0%	30.8%	90.0%	30.9%
ESAF IDA	100.0%	30.8%	100.0%	30.9%
ESAF PI	100.0%	30.8%	100.0%	30.9%
ESAF SA	100.0%	31.8%	100.0%	31.8%
ESAF-FII	100.0%	30.8%	100.0%	30.9%
ESAF-FIM	100.0%	30.8%	100.0%	30.9%
ESAF-FP	100.0%	30.8%	100.0%	30.9%
ESAF-IM	99.8%	30.8%	99.8%	30.8%
ESB	98.5%	32.2%	98.5%	32.3%
ESB PANAMA	66.7%	66.7%	66.7%	66.7%
ESCLINC	100.0%	32.7%	100.0%	32.8%
ESDATA	76.1%	32.4%	76.1%	32.4%
ESEGUR	34.0%	11.1%	34.0%	11.1%
ESF(P)	100.0%	100.0%	100.0%	100.0%
ESFC	100.0%	32.7%	100.0%	32.8%
ESFG OVERSEAS	100.0%	0.0%	100.0%	100.0%
ESFIL	100.0%	100.0%	100.0%	100.0%
ESFIL PROPERTIES	—	—	100.0%	100.0%
ESGEST	100.0%	32.7%	100.0%	32.8%
ESGP	100.0%	30.8%	100.0%	30.9%
ES INNOVATION	100.0%	32.4%	100.0%	32.4%
ESI INVESTIMENTOS	100.0%	32.7%	100.0%	32.8%
ESIA(f)	100.0%	100.0%	—	—
ESIAM	49.0%	15.1%	49.0%	15.1%
ESOL	100.0%	0.0%	—	—
ESOR	90.0%	29.5%	90.0%	29.5%
ESSI COMUNICAÇÕES	100.0%	32.7%	100.0%	32.8%
ESSI INVESTIMENTOS	100.0%	32.7%	100.0%	32.8%
ES INVESTMENT SV(d)	—	—	100.0%	32.8%
ESSI SGPS	100.0%	32.7%	100.0%	32.8%
ESUMEDICA	100.0%	53.6%	100.0%	53.6%
EURO SERVICE COLLECT(c)	100.0%	55.1%	—	—
EUROGES(b)	100.0%	32.7%	—	—
EUROP ASSISTANCE	47.0%	22.0%	47.0%	22.1%
FIDUPRIVATE	99.8%	53.5%	99.8%	53.5%
GESFINC(a)	100.0%	35.2%	—	—
GESPAR	—	—	100.0%	32.8%

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003		December 31, 2004
	Voting interest	Economic interest	Voting interest	Economic interest

JAMPUR	100.0%	32.7%	100.0%	32.8%
KUTAYA	100.0%	32.7%	100.0%	32.8%
LOCARENT	45.0%	14.7%	45.0%	14.7%
LOCAUMAT	100.0%	55.1%	100.0%	55.1%
LUSOGEST	—	—	100.0%	31.8%
OBLOG	66.3%	21.5%	66.3%	21.5%
OLPI	99.9%	55.0%	99.9%	55.0%
PARTRAN	66.7%	66.7%	66.7%	66.7%
REPRESENTACIONES ES	—	—	100.0%	32.3%
PORTLINE(c)	33.3%	10.9%	—	—
QUADRIGA(c)	46.5%	15.2%	—	—
QUINTA DOS CONEGOS	99.9%	37.2%	99.9%	37.5%
SAGEFI	38.8%	21.4%	38.8%	21.4%
SCI BOURDONNAIS	100.0%	100.0%	100.0%	100.0%
SCI Georges Mandel	100.0%	50.1%	100.0%	50.1%
SGPICE	33.3%	10.9%	33.3%	10.9%
SLMB	99.8%	55.0%	99.8%	55.0%
SPAINVEST	100.0%	32.7%	100.0%	32.8%
TAGIDE	—	—	100.0%	32.3%
TRANQUILIDADE	100.0%	66.7%	100.0%	66.7%
TRANQUILIDADE SGPS	100.0%	60.5%	100.0%	60.5%
TRANQUILIDADE-VIDA	90.5%	60.5%	90.5%	60.5%
(a)	Company liquidated in 2004
(b)
in 2004, Besleasing Mobiliária, Sociedade de Locação Financeira, SA and Euroges – Aquisição de Créditos a Curto Prazo, SA were merged into Besleasing Imobiliária – Sociedade de Locação Financeira, SA which changed its denomination into Besleasing e Factoring – Instituição Financeira de Crédito, SA

(c)	investment sold in 2004
(d)	formerly Benito y Monjardín, SV, SA
(e)	merged with Banco Espírito Santo de Investimento, SA
(f)	merged with Tranquilidade – Companhia de Seguros Tranquilidade, SA

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements have been prepared, for all years presented, in conformity with generally accepted accounting principles in Portugal for the banking and insurance industries. In Portugal, insurance companies which are owned by banks are accounted for under the equity method. Considering that ESFG exercises control over these companies, they have been incorporated under the full consolidation method to give a true and fair view of the Group’s interest in those companies.

From January 1, 2005 onwards, the consolidated financial statements of the Group will be prepared in accordance with the International Financial Reporting Standards (IFRS) which differ in certain respects from the accounting policies described below, which were applied by the Group in the preparation of its 2002, 2003 and 2004 consolidated accounts. The Group expects to disclose the impact of the transition to IFRS as at January 1, 2005 during the second quarter of 2005.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Assets held in a fiduciary or agency capacity by ESFG Group companies are not considered as assets owned by the Group and, accordingly, are not included in the financial statements.

Principles of consolidation

The consolidated financial statements include the accounts of ESFG and its subsidiary companies, in which it directly, or through its subsidiaries, has a voting interest of more than 50% or effective control. Investments in companies which the Group does not effectively control but has the ability to exercise significant influence over operating and financial policies (associated companies) are accounted for by the equity method and are included in Other equity holdings. The net income or loss attributable to the Group is shown separately in the statement of income.

Significant intercompany and interbranch balances and transactions have been eliminated through the process of consolidation of the December 31, 2002, 2003 and 2004 financial statements.

Goodwill (Capital reserve) represents the difference between the cost of acquisition of the investments and the corresponding share of the underlying net assets acquired, and is directly charged off against Shareholders’ equity.

On the date of disposal, the difference between the sales price and the attributable net assets of the subsidiaries and associated companies sold, is recognised as gain or loss of the year.

Income and expenses recognition

Interest income and expenses are generally recognised on an accruals basis. If interest income on loans and advances is doubtful of collection in full, or is overdue for 30 days (90 days if secured by tangible collateral), further interest recognition ceases; 90 days after the due date any unpaid interest previously accrued is reversed from interest income. Thereafter, interest is only recognised as income when received.

Other income and expenses are recognised on an accrual basis. Commission income from financial guarantees, letters of credit and services are taken to income as the service is provided.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Comprehensive income

Comprehensive income represents net income adjusted for accumulated foreign currency translation adjustments arising on consolidation of foreign subsidiaries and unrealised gains on investment securities available for sale, investments in real estate and property held by insurance operations net of minority interest.

Foreign currency translation

The accounts of the Group are expressed in Euro. Assets and liabilities of ESFG’s subsidiary companies, which express their accounts in currencies other than the Euro, have been translated into Euro at exchange rates ruling at the balance sheet date. The results of operations of these subsidiaries are translated into Euro at average exchange rates for the year. Resulting translation adjustments from translating subsidiaries’ net assets expressed in currencies other than the Euro are recorded in a separate component of shareholders’ equity, “Accumulated other comprehensive income”.

Assets, liabilities and off-balance sheet items expressed in foreign currencies, as presented on Note 33, are accounted for in accordance with the following criteria:

•	Spot foreign exchange position

The spot foreign exchange position in any particular currency is the net balance of all assets and liabilities existing in that currency, excluding the spot position hedged by currency forward operations, and increased by the value of spot operations to be settled, and those forward operations maturing, within two business days.

The spot foreign exchange position is revalued on a daily basis using the fixed currency exchange rate provided by the Bank of Portugal. Exchange differences are recorded as gains or losses directly in the statement of income.

•	Forward foreign exchange position

The forward foreign exchange position in any particular currency is the net balance of forward contracts waiting to be settled, excluding those which are hedging the spot foreign exchange position and those maturing within two business days.

Forward contracts are revalued based on forward market rates or on their computation using both foreign interest rates for the remaining contract period. Gains or losses are computed by reference to the difference between the market or estimated forward rate for the remaining contract period and the forward rate defined at inception of the contract, and are taken directly to gains or losses in the statement of income.

Financial derivative instruments

The Group classifies derivative financial instruments according to whether they are contracted for trading purposes or purposes other than trading (hedging). Derivative instruments used for hedging risks inherent in trading operations are classified as trading operations.

The derivative instruments used for hedging purposes, identified as such in a contract at the outset, are intended for eliminating or substantially reducing exposure to market risk, or to modify risk profiles in exposures to interest rate changes inherent in certain assets, liabilities, cash flows or off-balance sheet items.

Derivative financial instruments are classified as hedging instruments if they comply, cumulatively, with the following conditions:

•
the position to be hedged is clearly identified and exposes the Group to the risk of losses arising from potential changes in interest rates, prices and credit risk that certain assets, liabilities, off-balance sheet items and cash-flows might be exposed to;

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

•	are specifically classified as hedging in internal documentation;

•
that changes in value in the derivative financial instrument are correlated with changes in opposite direction in the position to be hedged, such that the hedging instrument is effective, eliminating or reducing considerably the risk of a loss in the hedged position, from the beginning of the contract until maturity.

If a derivative instrument classified as hedge is sold, settled before its maturity or is reclassified as trading instrument, the respective gain or loss is immediately recognised in the statement of income. If the hedged item is sold or abandoned, or the hedge ceases to be effective, the corresponding derivative instrument is immediately reclassified as a trading instrument.

Results obtained from hedging contracts are accounted for in accordance with the same principle followed to the results with the opposite sign of the hedged items.

Derivate financial instruments that do not comply with the above-mentioned conditions are accounted for as trading positions.

Gains or losses on each financial derivative instrument are recognised as follows:

•	Currency swap operations

Currency swap operations, used to offset or significantly reduce the currency risks inherent in assets and liabilities (hedging operations), are not considered in the revaluation of spot and forward positions. The discount or premium arising from these operations is recorded separately from other foreign exchange gains and losses and is amortised to the statement of income over the contract’s period against interest income or interest expense.

•	Interest rate swaps, cross currency interest rate swaps, equity/index swaps, credit default swaps and forward rate agreements

These instruments are classified in accordance with their purpose, as either trading or other than trading, and are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Trading derivatives, including those initially classified as hedging operations that were transferred to the trading portfolio since they ceased to comply with the regulatory requirements to be classified as hedges, are marked to market on a daily basis. Gains and losses inherent in these instruments are taken directly to the statement of income.

For derivatives used to reduce the market risk of assets and liabilities (hedging operations), receipts and payments are accrued and recognised in the statement of income on the same basis as changes in the related hedged item.

•	Futures

Trading positions taken in financial futures issued on organised markets are recorded in the off-balance sheet accounts at their notional amounts and are marked-to-market on a daily basis. Both realised and unrealised gains and losses (i.e. those necessary to close open positions) are taken directly to the statement of income.

•	Options

The main types of options currently used by the Group are:

•	Currency;

•	Interest rate;

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

•	Equity;

•	Interest rate caps and floors; and

•	Swaptions.

Exchange-traded options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates and are marked-to-market on a daily basis against the statement of income.

Over-the-counter options

These options are recorded in the off-balance sheet accounts at their notional amounts until maturity dates.

Premiums paid or received are recorded in the balance sheet until the option is exercised, sold or abandoned. Premiums are recorded in the balance sheet and are marked-to-market on a daily basis against the statement of income. Hedging options are recognised in the statement of income on the same basis as changes in the related hedged item.

Marketable securities received for deposit

Marketable securities received for deposit are recorded in off-balance sheet accounts at market price, or where unquoted, at the corresponding nominal value.

Cash and cash equivalents

Cash and cash equivalents include cash and due from banks and interest-earning deposits with banks due within an original maturity of less than 90 days (see Note 3).

Trading account securities

Trading securities are those securities which are acquired with the intent of being resold within a period not exceeding six months.

Listed debt securities held for trading are stated at market value, including any accrued interest entitlement. Unlisted bonds are valued at the lower of cost or estimated realisable value, plus accrued interest. Any resulting unrealised gains or losses and interest are recognised monthly through the statement of income.

Equity securities held for trading are presented in the balance sheet at market value, or estimated market value, based on quoted market prices, where available. For equity securities included in recognised indexes of the Euronext Lisbon Stock Exchange or listed on other stock exchanges that exhibit an adequate level of depth and liquidity, unrealised gains and losses are recognised in the statement of income. For the remaining equity securities, estimated market values are based on fair values or net asset values depending on the nature and circumstances of the security. For these securities, any unrealised losses are fully provided for and any unrealised gains are deferred in other liabilities until realised.

Investment securities

Investment securities include (a) those available-for-sale within a period of not less than six months and (b) those which the Group have the positive intent and ability to hold until maturity.

Debt securities available for sale or held to maturity are recorded at the lower of amortised cost or market value. Premium or discount calculated at the time of purchase is amortised on a straight line basis over the remaining life and recorded in the statement of income. Accrued interest is recognised as income. Securities with automatic capitalisation of interest (zero coupon) include the accruals of such interest.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Potential losses with bonds overdue are provided in accordance with the criterion for credit overdue without collateral, set forth in Regulation no. 3/95, June 30 issued by the Bank of Portugal.

Shares and other variable income securities (available-for-sale) which are not considered of a strategic nature, are stated at the lower of cost or market value (or estimated market value), where any unrealised losses are fully provided through the statement of income. Unrealised gains are not recognised.

The transfer of shares from Investment securities available-for sale to Other equity holdings is accounted for at the respective acquisition cost less impairment losses recognised.

Investment securities for the insurance business

In respect of the Group’s insurance operations the following accounting treatment is adopted for the investment securities portfolio:

Investment securities

Debt securities are carried at acquisition cost, except for the investments for the benefit of life assurance policyholders who bear the investment risk. Interest accrual is made based on nominal value and on the applicable interest rate for the period. Premium or discount is amortised over the period to maturity against the statement of income.

The equity securities portfolio is valued at the balance sheet date at market value in accordance with the valuation criteria established by the ISP – Portuguese Insurance Institute, the Portuguese Supervisory Authority.

Unrealised gains and losses resulting from the difference between the book value and the value determined in accordance with the valuation criteria stated above, at the balance sheet date, are recorded in shareholders’ equity under Regulatory revaluation reserve which is included in Accumulated other comprehensive income. Any losses not covered by the reserve are charged to the statement of income.

With respect to investments representing life assurance provisions for bonuses and rebates, unrealised gains and losses are transferred to the Fund for future appropriations. Any losses not covered by the Fund for future appropriations are charged to the statement of income.

Transition rules

In 2001, the regulatory authorities issued a transitional rule, rule no. 19/2001-R, of December 4, 2001, allowing the insurance companies to defer unrealised losses generated during 2001 not compensated by the “Fund for future appropriations” and the “Regulatory revaluation reserve” until 2003.

As at December 31, 2001 and 2002 ESFG had deferred in its balance sheet 90% of the unrealised losses generated in 2001 (see Note 9). In 2003, according to the above-mentioned rule, these deferred unrealised losses have been recognised in the statement of income.

Investments for the benefit of the life assurance policyholders who bear the investment risk

Investments for the benefit of the life assurance policyholders who bear the investment risk relate to assurance policies tied to investment funds (“Unit Linked”) subscribed through units of participation. The securities portfolio, which represents the units of participation, is valued, at the balance sheet date, at market value. Unrealised gains and losses are allocated to the mathematical reserves.

Gains or losses on the sale of all securities of the Group are determined on a transaction by transaction basis and realised gains and losses resulting from the sale or maturity of investments are recognised as income or expense in the period in which they occur.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Investment in other equity holdings and holdings of a strategic nature

Foreign exchange differences resulting from converting into euros at the year-end exchange rate the cost of investments not consolidated, expressed in foreign currencies, are included in the balance sheet under Other assets if negative and Other liabilities if positive.

The Group’s investment in other equity holdings and holdings of a strategic nature represents those companies in which the Group:

(a)
holds less than 50% but more than or equal to 20% and which the Group does not effectively control but exercises significant influence. These holdings are treated as associated companies and are included in the consolidated financial statements under the equity method.

(b)	other investments that represent:

•	holdings of a strategic and long term nature, although the percentage of equity held is below 20%;

•	holdings in companies in which the percentage held exceeds 20%, but where the Group does not have significant influence.

These investments are recorded at acquisition cost, less any provisions required by the Bank of Portugal rules, which from June 30, 2002 under Regulation no. 4/2002, are as follows:

The set-up of provisions is required whenever the potential losses in equity holdings are higher than 15% of the acquisition cost. The amount of provision corresponds to 40% of the unrealised losses that exceeds 15% of the acquisition cost.

For the equity holdings, existing as at December 31, 2001, a transition rule was established that allows the provision for the unrealised losses (40% of the unrealised losses that exceeds 15% of the acquisition cost) to be set up according to the following rule:

—	Financial and insurance companies: 10% each year during 10 years.

—	Non-financial companies: 25% each year for the first three years, 15% in fourth year and 10% in fifth year.

Increases in unrealised losses that occur after June 30, 2002, during the transition period, related to the equity holdings existing as at December 31, 2001, will be recorded in the period in which they occur.

Decreases in the unrealised losses after June 30, 2002, that occur during the transition period, with reference to the equity holdings as at December 31, 2001, cannot result in a reduction in the levels of provisions set up in the transition period, except if the value of the provision set up exceeds what would be necessary if the transition rules were not applied.

Unrealised losses or gains provided for in 2002, 2003 and 2004 for equity holdings held as at December 31, 2001 are recognised in Shareholders’ equity.

Income on these investments is recognised as and when received.

Loans and advances to customers, provision for loan losses and general banking risks

Loans and advances to customers are reported at their outstanding principal amount.

Provision for loan losses for the banking Group in Portugal is determined in accordance with the applicable regulatory requirements issued by the Bank of Portugal and comprise:

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

(i)
a specific provision based on an aged analysis of overdue loans and interest. Loans are defined as being overdue after 30 days. The rate of provisions ranges from 1% to 100%, depending on the age of the debt in relation to its repayment date and varies according to whether or not the credit is collateralised.

(ii)
a specific provision for doubtful loans, in respect of each customer with overdue balance representing 25% or more of its total credit, such provision being based on an amount not less than 50% of the average specific provision coverage required for that customer’s overdue credit. As of August 2003, the provisioning for such credit is done in compliance with Regulation no. 8/2003 of February 8th issued by the Bank of Portugal, which redefined, for prudential reasons, the concept of doubtful loans in relation to the initial maturity and the expected default probability calculated based on the level of provisions for the respective overdue loans.

(iii)
a general provision to cover probable loan losses which are present in any portfolio of bank loans, including guarantee exposures, but which have not been specifically identified as non-performing. In accordance with Regulation no. 8/2003, such provision must not amount to less than 1% of the total performing loans and guarantees excluding:

a.	instalment loans to individuals and consumer loans, for which the minimum provision required is 1.5%; and

b.	mortgage loans collateralised by residential real-estate or residential real-estate finance-lease operations, where the minimum provision required is 0.5%;

in compliance with the letter from the Bank of Portugal no. 39/2004 the general provision for credit risks now includes in the calculated base the notional amounts of Credit Default Swaps in which the entity is selling credit protection, except when these derivatives are booked as trading and marked to market.

(iv)
a provision for sovereign risk for financial assets and off-balance sheet items for credit facilities granted to foreign companies or governments considered to be of risk, with the following exceptions:

—	items in foreign branches that are expressed and are payable in the local currency of that country, which are covered by resources expressed in that same currency;

—	equity holdings;

—	foreign branches of banks headquartered in the member states of the European Union;

—	items guaranteed by certain entities, as specified in current legislation, provided that the guarantee includes transfer risk; and

—	foreign short-term commercial loans which comply with the Bank of Portugal rules for exemption.

For the Group’s subsidiaries located outside of Portugal, sovereign risk provisions are determined in accordance with local regulations.

In the application of the above loan loss provision procedures there is an overriding requirement that the provision must be sufficient for commercial purposes.

The Provision for general banking risks included under Other liabilities covers non-specifics risks associated with the activities of the BES Group and is set-up in accordance with guidelines issued by the Board of Directors of BES.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Property and equipment

Property and equipment are stated at cost or at revalued amounts less accumulated depreciation, for the banking Group.

Revaluations were made up to 1998 by the banking Group, in accordance with applicable Portuguese legislation, by applying government-approved inflation indexes to the historical costs and related accumulated depreciation. The movements arising from such revaluations were recorded in the revaluation reserve in shareholders’ equity. However, by the end of 2000, the revaluation reserves had all been incorporated into issued share capital of the subsidiaries and are consequently included into the consolidated retained earnings and reserves of the Group.

For the insurance sector, Land and buildings are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least in the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Land and buildings in insurance undertakings are not depreciated.

Depreciation is based on cost or revalued amounts and calculated on a straight-line basis using annual rates permitted for tax purposes on a monthly basis. Such rates do not differ significantly from those estimated to be required by reference to useful lives of the related assets summarised below:

Esimated useful life (years)

Buildings (except insurance business)	50
Leashold improvements	10
Computer equipment	4 – 5
Furniture and equipment	4 – 12

Depreciation relating to the revaluation element of fixed assets is only deductible up to 60% for tax purposes.

Investments in real estate

In accordance with regulation issued by the Bank of Portugal, investments in real estate arising from recovered loans are recorded at the lower of cost or fair value less estimated selling cost and are not depreciated.

For the insurance sector, investments in real estate are valued at their market value, which is defined as the value on the date of the last valuation of each property, performed at least during the last 5 years, in accordance with the methods recognised by ISP, or at acquisition or building cost, in cases where the acquisition or building of the respective properties occurred within the last 6 months. Real estate in insurance undertakings is not depreciated.

Intangible assets and deferred costs

Intangible assets are included under Other assets and mainly comprise purchased software, share issue costs, preference shares and bond issue costs.

Intangible assets are amortised based on cost using the straight-line method on a monthly basis over three to five years.

Preference shares and bond issue costs are deferred and amortised according to the debt maturity, starting from the date of the issue and following the straight-line method.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Debtors arising from direct insurance and reinsurance operations

Debtors arising from direct insurance and reinsurance operations are reported net of provision for doubtful accounts and are included under Other assets.

Insurance reserves

Claims outstanding reflect the estimated total outstanding liability for reported claims, and incurred but not reported claims (IBNR). As a consequence of the Circular 28/2004 issued by the Portuguese Insurance Institute in November, 2004, insurance Companies have changed the accounting policy related to future costs with claims settlement (“expense reserve”). In accordance with the new accounting policy, the liability is included in the claims outstanding provision for declared and non declared claims (IBNR). Until December 31, 2003, these costs were recognised through income when incurred. The impact of this new accounting policy is disclosed in Note 13.

Reserves are estimated by management based on experience and available data. Adjustments to these reserves are reflected in the financial statements in the years in which the estimate is revised or the claim is settled.

The mathematical reserves relating to obligations to pay life pensions resulting from workmen’s compensation claims is calculated by using actuarial assumptions and formulae established by the ISP, with reference to recognised actuarial methods and current labour legislation. In 2000, the ISP issued a new rule changing the actuarial assumptions to be used in the calculation of the mathematical reserves for workers compensation. In accordance with these new rules and following the approval by the shareholders of Tranquilidade at the General Assembly meeting on March 30, 2002, in agreement with the ISP, this company recognised in 2002 a short-fall in this mathematical reserve of EUR 15.0 million under retained earnings. The effect of the charge on the consolidated retained earnings of the Group at December 31, 2002 was EUR 10 million corresponding to the Group’s ownership in Tranquilidade.

The life assurance reserves reflects the present value of the insurance business future obligations arising from life policies written and are calculated using recognised actuarial methods within the scope of applicable legislation. These reserves are shown net of deferred acquisition costs, which are amortised in accordance with percentages established by the ISP.

Reserve for bonuses and rebates corresponds to the amounts attributable to policyholders or beneficiaries of insurance contracts, in the form of profit participation, which have not yet been specifically allocated and included in the life assurance reserve.

Equalisation reserve is set-up for those lines of business that, given their nature, contain greater uncertainty as to the evolution of the claims ratio.

Reserve for unexpired risks is booked based on total estimated expected liability. Under the requirements of the ISP, this reserve is created whenever the sum of the claims ratio, expense ratio and reinsurance ratio is more than 1. This reserve is equal to the sum of unearned premiums and premiums not yet written for contracts in force, multiplied by the sum of the rates less 1.

The reserve for unearned premium is required for all non-life insurance premiums and reflects the part of the premiums written before the end of the year for which the risk period continues after the year end. This reserve is calculated using the pro rata temporis method applied to each contract in force. In accordance with the rules of the ISP, the pro rata temporis method is applied to the value of gross written premiums, net of acquisition costs.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Treasury shares

Treasury shares are carried at cost and deducted from shareholders’ equity. Gains and losses arising on the disposal of treasury shares are accounted for as movements in equity.

Income taxes

The Group companies are subject to the various tax laws of the countries in which they are domiciled. For banking business, deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable in the foreseeable future. Deferred tax assets are not recognised in accordance with the rules issued by the Bank of Portugal.

During 2002, with the authorisation of the ISP the insurance business applied for the first time the deferred taxes accounting policy. Deferred taxation is provided for at the appropriate rate of taxation where there is a reasonable probability that such taxes will become payable or recoverable in the foreseeable future.

Retirement plans

The most significant Group companies, namely BES, BIC, BES Investimento, Tranquilidade and Tranquilidade Vida, operate defined benefit pension plans mainly arising under collective work contracts or under other arrangements complementary to State social security systems. Past service pension obligations are required to be determined actuarially each year and to be covered by independent pension funds or by provisions which under relevant legislation must be converted into fund contributions in the short to medium term.

Portuguese Banking Subsidiaries

In light of the liabilities assumed by the banking Group in Portugal within the framework as stipulated in the ACTV “Acordo Colectivo de Trabalho Vertical” for the Banking Sector, Pension funds (ACTV Pension Funds) designed to cover retirement benefits on account of age, including widows and orphans benefits and disability were set up for the entire work force.

In 1998 the banking Group decided to set up an autonomous open-end pension fund – the Fundo de Pensões Aberto GES – to cover complementary pension benefits of employees and pensioners.

Both funds, “Fundos de Pensões ACTV” and “Fundo de Pensões Aberto GES” are managed by ESAF – Espírito Santo Fundos de Pensões, SA, a Group subsidiary.

In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, effective from December 31, 2001, the projected benefit obligation is determined using the projected unit credit method, and following the actuarial and financial assumptions in compliance with those required by the Bank of Portugal, as described in Note 28.

In accordance with the referred Regulation, the annual pension expense that includes service cost, interest cost and the expected return on plan assets is recognised in the statement of income.

The actuarial gains and losses determined annually, arising from differences between the actuarial and financial assumptions used and real values obtained are recognised as an asset or liability and its accumulated value is recognised in the statement of income using the corridor method.

This method establishes that the actuarial gains and losses accumulated at the beginning of the year that exceed the greater of 10% of the pension liabilities or the fair value of plan assets, as at the beginning of the year, are recognised under Other assets and charged to statement of income over a ten year period. The actuarial gains and losses accumulated at the beginning of the year that are within the above mentioned limit, are accounted for under the corridor method also as Other assets and are not subject to amortisation.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

In accordance with Regulation no. 12/2001, the changes in actuarial assumptions and the expenses with early retirements incurred since 2002 are accounted for as an asset and amortised over 10 years.

The amortisation of the shortfall calculated as at December 31, 1994, regarding employees with estimated retirement date after December 31, 1997, is being charged against the statement of income, on a systematic basis during their remaining expected service years. Annually, extraordinary charges (anticipation charges) are made as a result of the reduction of the population covered by this transitional rule.

The banking Group makes payments to the fund in order to maintain its solvency and to comply with the minimum levels required by the Bank of Portugal, which based on Regulation no. 12/2001 are the following:

•	the liability with pensioners shall be totally funded at the end of each year

•	the liability with active employees shall be funded at a minimum level of 95%.

Portuguese Insurance Subsidiaries

In accordance with the collective labour agreement for the insurance industry in Portugal, insurance companies pay their employees, who joined the insurance industry before June 1995, a supplementary pension, in addition to the state pension.

Obligations for all past service benefits, whether funded or not, are required by the ISP to be determined actuarially in accordance with prescribed mortality tables and assumptions (see Note 28).

Any increases in vested benefits, (including actuarial gains and losses), must be recognised in the statement of income as and when they arise.

In 2002, the ISP authorised the Insurance companies to recognise in the statement of income, during a period of three years, the curtailment costs incurred in the year. The impact of adopting this policy by Tranquilidade is shown in Note 28. In 2003 the Company recognised in the statement of income the deferred costs capitalised in 2002.

Depositor’s guarantee fund

A depositors’ guarantee fund was established by the Portuguese banking regulatory authorities in 1994 through Decree-Law no. 298/92, of December 31, requiring the participation of the Portuguese banks of the Group.

From January 1, 1995, the amount of the annual contribution has been determined based on 0.1% of the prior year’s average monthly eligible deposits established by the Portuguese regulatory authorities. Annually the Bank of Portugal determines the portion of the annual contribution that must be paid, the remaining amount being accounted for as an off-balance sheet item and guaranteed by Certificates of Deposit.

The paid portion of the annual contributions is recognised as an expense for the financial year in which payment is made. The unpaid portion of the annual contribution that is guaranteed by securities will be recognised as an expense, when and if the Deposit Guarantee Fund requires its payment.

Distribution of bonus to employees

In accordance with the by-laws of certain subsidiaries, shareholders are required to approve at the annual general meetings any percentage of profits to be paid to employees. The Boards of Directors decide on the most appropriate criteria for allocation of this amount among employees. These amounts payable to the employees are considered to be a distribution of profits on the same basis as dividends payable to the shareholders because they are legally a reallocation of entitlements from shareholders to employees. This payment is charged to retained

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

earnings in the year in which the shareholders approve the distribution and is deductible for tax purposes from the profits of the year to which it relates.

Securitised assets

The Group carries out asset securitisation transactions with specific financial entities whose funding is guaranteed by debt issuance, by those entities, in international financial markets. The Group’s accounting policy relative to these transactions is to record the sale of assets and derecognise them from the balance sheet whenever the buyer (financial entity) acquires, without recourse, all rights and obligations inherent to these assets (see Note 34). The gain or loss generated in these operations, if any, measured by the difference between the proceeds and the book value of the assets sold, is recognised as a gain or loss for the period.

The securities acquired by the Group following these transactions are recognised as investment securities.

In compliance with Instruction no. 27/2000 issued by the Bank of Portugal, provisions are recorded against the securities or other assets acquired, by an equivalent amount to the provisions for general and specific risks that the assets sold would require if they had remained in the balance sheet, considering as a limit the book value of the securities and of the other assets acquired.

In case the Group owns clean-up calls not specifically foreseeing that assets should be bought back at market value, the limit for provision charges should be the highest of the following:

•	the book value of the notes and of the other assets acquired in the course of the securitisation transaction or

•	the maximum amount of the clean up call.

Finance lease

•	As lessee

Finance lease contracts are recorded at the inception date, under Property and equipment, at the cost of asset leased, which is equal to the present value of outstanding lease instalments. The asset is depreciated following the accounting policies applicable to the remaining Property and equipment.

Instalments comprise (i) an interest charge, and (ii) amortisation of principal. Amortisation of principal is deducted from Other liabilities and interest charges are recognised as costs over the lease period, in order to produce a constant periodic rate of interest on the remaining balance of liability for each financial year.

•	As lessor

Assets leased out are recorded in the balance sheet as loans granted, for the amount equal to the net investment made in the leased assets.

Interest included in instalments charged to customers is recorded as revenue, while amortisation of principal, also included in the instalments, is deducted from the global amount of the capital financed. The recognition of the financial earnings reflects a constant periodic rate of return on the lessor’s net outstanding investment.

Comparative figures

Certain prior year figures have been reclassified and have been subject to additional disclosures to conform to the current year presentation.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 3 — CASH AND CASH EQUIVALENTS

	December 31,
	2003	2004

	(In millions of Euro)
Cash and due from banks	1 627.3	1 609.1
Interest-earning deposits with banks	5 676.1	4 788.6

Total	7 303.4	6 397.7
Less: deposits maturing over 3 months	(1 165.4)	(870.8)

Total cash and cash equivalents	6 138.0	5 526.9

The balance Cash and cash equivalents includes mandatory deposits with the Bank of Portugal, in the amount of EUR 713.9 million (2003: EUR 711.4 million), intended to satisfy legal minimum cash requirements. According to the European Central Bank Regulation (CE) no. 2818/98, of December 1, 1998, minimum cash requirements kept as deposits with the Bank of Portugal earn interest, and correspond to 2% of deposits and debt certificates maturing in less than 2 years, excluding deposits and debt certificates of institutions subject to the European System of Central Banks’ minimum reserves requirements. During the year, these deposits earned interest at an average rate of 2.02% (2003: 2.32%).

With the introduction of the new legal regime for minimum cash requirements, the Group was required to subscribe certificates of deposit, series A and B, issued by the Bank of Portugal, which are included under Interest-earning deposits with banks.

As at December 31, 2003, the Group only held series B certificates of deposit, which were included under Interest-earning deposits with banks, in the amount of EUR 88.8 million, and bore interest at the average annual rate of 2.53%. Those certificates of deposit reached maturity in 2004.

Besides certificates of deposit, the main interest-earning deposits with banks in Portugal, as at December 31, 2004, bore interest at an average annual interest rate of 2.02% (2003: 2.33%). Interest-earning deposits abroad, bear interest at international market rates where the Group operates.

Interest-earning deposits with banks is net of a provision of EUR 0.4 million (2003: EUR 0.4 million) (see Note 19).

The analysis of Cash and due from banks and Interest-earning deposits with banks by period to maturity, as at December 31, 2003 and 2004, is as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Deposits with the Bank of Portugal as part of regulatory deposits	711.4	713.9
Up to 3 months	6 138.0	5 526.9
3 to 12 months	372.2	107.5
1 to 5 years	5.5	13.2
5 to 10 years	42.3	14.4
More than 10 years	34.0	21.8

	7 303.4	6 397.7

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 4 — TRADING ACCOUNT SECURITIES

	December 31,
	2003	2004

	(In millions of Euro)
Government agency debt securities	344.6	1 157.7
Corporate debt securities	62.9	33.9
Marketable equity securities	50.7	574.4

	458.2	1 766.0

Government agency securities for trading purposes include Portuguese securities amounting to EUR 677.4 million at December 31, 2004 (2003: EUR 256.6 million).

NOTE 5 — INVESTMENT SECURITIES

Investment securities are analysed as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Securities available for sale	7 893.4	8 158.1
Securities held to maturity	572.2	522.8

	8 465.6	8 680.9

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Investment securities comprise securities available for sale and securities held to maturity as follows:

SECURITIES AVAILABLE FOR SALE

	Historical cost	Unrealised gains/(losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2004
Government agency debt securities	809.9	1.2	811.1	17.2	828.3
Corporate debt securities	5 708.4	(123.0)	5 585.4	32.1	5 617.5
Marketable equity securities	1 846.7	(85.1)	1 761.6	16.9	1 778.5

	8 365.0	(206.9)	8 158.1	66.2	8 224.3

	Historical cost	Unrealised gains/(losses) recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2003
Government agency debt securities	893.7	17.9	911.6	1.0	912.6
Corporate debt securities	5 597.3	(139.3)	5 458.0	0.6	5 458.6
Marketable equity securities	1 651.4	(127.6)	1 523.8	14.9	1 538.7

	8 142.4	(249.0)	7 893.4	16.5	7 909.9

As at December 31, 2004, the Government agency debt securities include EUR 58.6 million (2003: EUR 4.2 million) related to Portuguese public debt securities that are guaranteeing the unpaid annual contribution to the Depositors Guarantee fund, in accordance with the accounting policy described in Note 2.

SECURITIES HELD TO MATURITY

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2004
Government agency debt securities	485.9	(1.4)	484.5	3.4	487.9
Corporate debt securities	38.3	—	38.3	—	38.3

	524.2	(1.4)	522.8	3.4	526.2

	Historical cost	Unrealised losses recorded	Carrying amount	Unrealised gains not recorded	Market Value

	(In millions of Euro)
December 31, 2003
Government agency debt securities	529.3	(1.3)	528.0	3.0	531.0
Corporate debt securities	44.2	—	44.2	—	44.2

	573.5	(1.3)	572.2	3.0	575.2

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The movement on Unrealised gains and losses recorded was as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)

At beginning of year	278.1	432.2	250.3
Regulation no. 4/2002 (through equity)	4.8 (1)	0.7 (1)	0.8
Exchange differences and others	(0.4)	(10.1)	2.2
Transfers	23.3	(1.7)	2.1
Unrealised gains on securities recognised by the insurance subsidiaries to shareholders’ equity	—	(11.0)	(4.1)
Charge for the year	286.2	125.5	86.0
Write-back for the year	(109.5)	(163.3)	(64.7)
Write-offs	(50.3)	(122.0)	(64.3)

At end of year	432.2	250.3	208.3

(1)	Additionally, in 2002 and 2003, and also in accordance with Regulation no. 4/2002, a charge of EUR 1.1 million and a release of EUR 1.3 million was, respectively, taken to the statement of income.

Proceeds from sales of debt securities (government agency securities and corporate debt securities) and gross realised gains and losses on sales of securities were as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Proceeds from sales of debt securities	740 140.1	24 927.3	13 281.9
Gross realised gains	123.4	184.5	295.1
Gross realised losses	99.8	97.3	157.9

In 2004, the Group sold approximately 90% of the securities acquired following the securitisation transactions entered into in 2002, 2003 and 2004 (see Note 34), realising a gain of approximately EUR 63.5 million, net of all the related costs incurred and before minority interests. This realised gain is recognised under Net investments securities gains (losses). This gain, net of minority interests, amounts to EUR 20.8 million.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The maturities of debt securities are as follows:

	December 31, 2004

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(In millions of Euro)

Due within one year	375.1	372.3	92.1	92.2
Due from one to five year	2 281.2	2 290.0	428.2	430.2
Due from five to ten years	2 648.7	2 650.1	3.8	3.7
Due after more than ten years	1 213.3	1 133.4	0.1	0.1

	6 518.3	6 445.8	524.2	526.2

	December 31, 2003

	Securities available for sale		Securities held to maturity

	Cost	Market value	Cost	Market value

	(In millions of Euro)
Due within one year	638.0	638.0	96.3	96.5
Due from one to five year	1 913.0	1 910.3	460.7	462.2
Due from five to ten years	2 775.0	2 769.3	16.3	16.3
Due after more than ten years	1 165.0	1 053.6	0.2	0.2

	6 491.0	6 371.2	573.5	575.2

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 6 — LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers consist of the following:

	December 31,

	2003	2004

	(In millions of Euro)
Domestic (originated and advanced in Portugal)
Commercial lines of credit	9 161.4	6 671.0
Mortgage loans	7 999.7	7 833.7
Instalment loans to individuals	1 146.0	1 564.9
Commercial bills discounted	1 132.3	1 158.7
Overdrafts	269.0	97.3
Finance leases	1 004.9	1 360.5
Other credit instruments and bills	342.7	382.3
Factoring	643.7	845.1
Loans to financial institutions	24.0	278.8
Other loans	898.7	4 166.8

	22 622.4	24 359.1

Foreign
Commercial and mortgage loans	3 891.2	4 533.5
Loans to foreign financial institutions	413.3	91.7

	4 304.5	4 625.2

Overdue loans and interest
Domestic	586.2	540.3
Foreign	77.0	30.5

	663.2	570.8

Loans and advances to customers, gross	27 590.1	29 555.1
Less: Provision for loan losses	(820.1)	(829.4)

Loans and advances to customers, net	26 770.0	28 725.7

During the second half of 2004, the Group carried-out a securitisation of mortgage loans in the amount of EUR 1,200.0 million (2003: EUR 1,000.0 million) (see Note 34).

During 2004, the Group sold overdue mortgage loans in the amount of EUR 68.2 million (2003: EUR 37.7 million).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As at December 31, 2004 and 2003, Loans and advances to customers, Guarantees and Specific provisions by sector of activity are as follows:

	December 31, 2004

	Loans and advances to customers
Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

	(In millions of Euro)
Agriculture	302.5	5.4	307.9	40.9	348.8	8.3
Mining	94.2	3.0	97.2	17.8	115.0	2.5
Food, beverage and tobacco	442.6	9.7	452.3	122.9	575.2	14.8
Textiles	388.1	24.8	412.9	46.6	459.5	25.6
Shoes	81.2	8.2	89.4	6.4	95.8	7.6
Wood and cork	182.9	8.3	191.2	13.0	204.2	8.9
Printing and publishing	209.8	5.4	215.2	41.0	256.2	6.8
Oil refining	1.6	—	1.6	16.4	18.0	0.3
Chemicals and rubber	284.7	5.6	290.3	37.9	328.2	7.5
Non-metallic minerals	223.8	3.3	227.1	38.5	265.6	6.0
Metallic products	287.4	4.6	292.0	47.2	339.2	7.4
Machinery, electronic and electric devices	251.7	7.4	259.1	53.8	312.9	6.3
Production of transport material	58.6	1.2	59.8	56.0	115.8	2.6
Other transforming industries	466.6	8.6	475.2	17.9	493.1	11.4
Electricity, gas and water	380.0	8.1	388.1	388.2	776.3	16.7
Construction	3 148.2	47.9	3 196.1	1 006.2	4 202.3	72.4
Wholesale and retail	2 701.9	98.5	2 800.4	565.1	3 365.5	110.4
Restaurant and hotels	532.7	7.6	540.3	89.9	630.2	12.5
Transport and communications	961.5	17.3	978.8	705.1	1 683.9	36.8
Financial institutions	1 132.1	2.0	1 134.1	17.2	1 151.3	7.5
Real estate	2 846.5	14.7	2 861.2	399.2	3 260.4	51.8
Services	2 212.3	39.8	2 252.1	527.3	2 779.4	65.3
Public services	293.5	0.1	293.6	38.8	332.4	7.9
Non-profit organisations	926.4	9.9	936.3	131.2	1 067.5	20.1
Mortgage-loans	8 215.7	132.7	8 348.4	—	8 348.4	189.5
Consumer loans	1 658.4	92.1	1 750.5	93.9	1 844.4	99.5
Other	699.4	4.6	704.0	88.4	792.4	23.0

TOTAL	28 984.3	570.8	29 555.1	4 606.8	34 161.9	829.4

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	December 31, 2003

	Loans and advances to customers

Sector of activity	Loans	Overdue	Total	Guarantees	Total	Specific provisions

	(In millions of Euro)
Agriculture	268.1	4.1	272.2	38.2	310.4	6.7
Mining	100.6	2.7	103.3	6.3	109.6	2.3
Food, beverage and tobacco	380.8	10.7	391.5	121.4	512.9	11.4
Textiles	366.0	17.5	383.5	44.4	427.9	16.1
Shoes	94.1	11.2	105.3	6.9	112.2	6.3
Wood and cork	171.0	6.6	177.6	14.4	192.0	7.1
Printing and publishing	218.1	16.3	234.4	31.3	265.7	8.4
Oil refining	13.7	—	13.7	22.2	35.9	0.4
Chemicals and rubber	289.1	5.4	294.5	37.0	331.5	7.9
Non-metallic minerals	259.0	3.2	262.2	35.8	298.0	5.7
Metallic products	282.4	6.4	288.8	36.8	325.6	7.6
Machinery, electronic and electric devices	235.3	13.1	248.4	47.7	296.1	12.6
Production of transport material	81.1	2.5	83.6	54.8	138.4	3.0
Other transforming industries	355.4	21.4	376.8	17.1	393.9	12.2
Electricity, gas and water	361.0	3.8	364.8	290.0	654.8	15.1
Construction	2 446.7	62.5	2 509.2	964.8	3 474.0	62.8
Wholesale and retail	2 603.9	100.6	2 704.5	513.8	3 218.3	107.7
Restaurant and hotels	413.8	7.1	420.9	67.6	488.5	9.0
Transport and communications	966.6	21.7	988.3	399.6	1 387.9	22.9
Financial institutions	2 098.8	23.5	2 122.3	297.0	2 419.3	114.3
Real estate	2 343.1	15.8	2 358.9	337.0	2 695.9	42.2
Services	1 420.2	16.7	1 436.9	527.0	1 963.9	32.4
Public services	397.3	8.3	405.6	47.5	453.1	7.1
Non-profit organisations	799.7	5.6	805.3	169.9	975.2	12.8
Mortgage-loans	8 325.6	158.9	8 484.5	—	8 484.5	157.6
Consumer loans	1 199.7	83.9	1 283.6	61.1	1 344.7	85.4
Other	435.8	33.7	469.5	223.8	693.3	43.1

TOTAL	26 926.9	663.2	27 590.1	4 413.4	32 003.5	820.1

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Loans and advances to customers are attributable to the following countries:

	2003				2004

	Loans	Overdue	Total	%	Loans	Overdue	Total	%

	(In millions of Euro)				(In millions of Euro)

Portugal	22 185.7	513.5	22 699.2	82.3	23 606.2	518.8	24 125.0	81.6
Spain	1 268.4	19.6	1 288.0	4.7	1 535.3	13.0	1 548.3	5.2
France	500.8	72.2	573.0	2.1	583.9	21.6	605.5	2.0
United Kingdom	581.7	4.8	586.5	2.1	637.7	4.4	642.1	2.2
Angola	21.3	0.8	22.1	0.1	44.6	—	44.6	0.2
USA	183.5	8.7	192.2	0.7	196.4	2.2	198.6	0.7
Brasil	63.5	0.6	64.1	0.2	34.6	6.1	40.7	0.1
Switzerland	27.1	10.2	37.3	0.1	64.1	—	64.1	0.2
Luxembourg	260.3	—	260.3	0.9	491.3	—	491.3	1.7
Gibraltar	95.1	—	95.1	0.3	76.1	—	76.1	0.3
British Virgin Islands	786.3	0.1	786.4	2.9	563.4	—	563.4	1.9
Bahamas	222.5	—	222.5	0.8	128.6	—	128.6	0.4
Other	730.7	32.7	763.4	2.8	1 022.1	4.7	1 026.8	3.5

	26 926.9	663.2	27 590.1	100.0	28 984.3	570.8	29 555.1	100.0

Less: provision for loan losses	(438.5)	(381.6)	(820.1)		(460.8)	(368.6)	(829.4)

	26 488.4	281.6	26 770.0		28 523.5	202.2	28 725.7

The movement on the Provision for loan losses is as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)

At beginning of year	637.4	782.6	820.1
Disposal of subsidiaries	—	(38.9)*	—
Charges for the year	312.0	367.9	310.8
Write-back for the year	(80.2)	(103.9)	(91.9)
Write-offs for the year	(103.0)	(145.8)	(204.3)
Other adjustments	16.4	(41.8)	(5.3)

At end of year	782.6	820.1	829.4

*	Relates to the sale of Credibom, consolidated under the full method until June 30, 2003 (see Note 1).

The loan portfolio has the following maturities:

December 31,

	2003	2004

(In millions of Euro)
Up to 3 months	6 578.2	6 257.7
From 3 – 12 months	4 484.0	5 031.0
From 1 to 5 years	4 838.6	5 573.5
More than 5 years	11 026.1	12 122.1
Undetermined maturities (overdue loans and interest)	663.2	570.8

Total	27 590.1	29 555.1

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 7 — OTHER EQUITY HOLDINGS

	December 31,

	2003	2004	2003	2004

	Voting interest (%)		Book amount

			(In millions of Euro)

Portugal Telecom	2.68	2.88	327.2	327.2
PT Multimédia (PTM)	8.13	8.13	296.1	296.1
Bradesco ordinary shares	3.14	6.74	94.9	210.2
Bradesco preference shares	—	—	74.5	1.9
BMCE Bank	2.77	2.77	24.2	23.9
Interatlântico SA (IASA)(1)	19.00	19.00	—	—
Others(2)	—	—	27.5	29.0

			844.4	888.3
Provision for unrealised losses			(44.9)	(14.7)

			799.5	873.6

(1)
During 2002, the restructuring process of IASA was finalised. As a result, the Group increased its stake in Banco Bradesco SA (3.29%), and disposed of 81% of its stake capital in IASA. Currently, the Group holds 19% of the voting rights in IASA and 6.1% of the economic interest. However, the attributable share of the losses of IASA until the date of sale reduced the investment to zero. The gain on sale recognised by the Group in 2002 amounted to approximately EUR 6.5 million, net of minority interest.

(2)	Under Others are included the investments in associated companies accounted for under the equity method.

During 2004, the Group sold the major part of Banco Bradesco preference shares, which resulted in a loss of EUR 14.8 million before minority interests, mainly due to the exchange differences amounting to approximately EUR 54.3 million, capitalised as deferred costs in prior years in accordance with the Bank of Portugal rules. The loss incurred after minority interests amounts to EUR 4.9 million. This loss is the net effect of the provision, in the amount of EUR 54.3 million, set up in the year under Provisions for liabilities and charges for foreign exchange differences (see Note 19), and the realised gain (considering the book value of the investment net of the referred provision) in the amount of EUR 39.5 million, recognised under Other operating income, profit on sale of other equity holdings. The proceeds from this sale were fully reinvested in voting shares, raising the Group’s voting interest from 3.14% in 2003 to 6.74% in 2004.

As referred to in Note 1, in 2004, the Group sold its investments in Portline and Clarity. In 2003 these investments were included under Others.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The provisions for Unrealised losses, as at December 31, 2004 and 2003, were determined based on Regulations no. 3/95 of June 30, and no. 4/2002 of July 25 issued by the Bank of Portugal, relating to the following companies:

	December 31,

	2003		2004

	(In millions of Euro)
Portugal Telecom(2)	14.6		—
PT Multimedia	25.6		9.7
Banco Bradesco	1.0		4.5
BMCE	1.3		0.5
Others	2.4		—

	44.9	(1)	14.7	(1)

(1)	From this amount EUR 14.7 million (2003: 42.5 million) were calculated and set up following the rules of Regulation no. 4/2002 issued by the Bank of Portugal.
(2)
In 2004, the unrealised losses in Portugal Telecom investment amounting to EUR 35.1 million, are within the 15% limit established by Regulation no. 4/2002, of the Bank of Portugal, therefore no provision is required by the referred rule.

The application of Regulation no. 4/2002, on a consolidated basis, to the eligible equity holdings (included both under Investment securities available for sale and under Other equity holdings), resulted in the identification of unrealised losses which were calculated using the average of the daily stock price over the last six months and are as follows:

					Provisions
Company	Acquisition Cost (1)	Market value (2)	Unrealised losses (3) = (1) – (2)	15% of the acquisition cost (4) = (1) x 15%	Total (5) = (3) – (4)	Minimun (6) = 40% x (5)	Remaining (Deduction in regulatory capital) (7) = (5) – (6)

	(In millions of Euro)
PT Multimedia	296.1	227.4	68.7	44.5	24.2	9.7	14.5
Banco Bradesco – Ordinary shares
Transition rule	116.6	87.8	28.8	17.5	11.3	4.5	6.8
BMCE	23.9	19.1	4.8	3.6	1.2	0.5	0.7
Novabase(1)
Transition rule	16.3	10.1	6.2	2.4	3.8	1.5	2.3
Others(1)	19.5	3.0	16.5	3.0	13.5	5.8	7.7

TOTAL	472.4	347.4	125.0	71.0	54.0	22.0	32.0

(1)	Equity holdings included under Investment securities available for sale

The unrecognised unrealised losses in relation to the other equity holdings included in the consolidated balance sheet as at December 31, 2003 and 2004, amount to EUR 195.0 million and EUR 89.2 million, respectively, considering, for the listed companies, the quoted market prices as at those dates.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

As mentioned in Note 2, the application of the transition rules, as described for the above mentioned Regulation, allows the recognition of the unrealised losses, for accounting purposes and for deduction to regulatory capital, on a consolidated basis, to be made over the following periods:

	Provisions
					Deduction to
					regulatory
	Statement of income	Reserves	Write-Off	Total Provision	capital (annual)	Total

	(In millions of Euro)
2002	2.7	29.2	—	31.9	45.4	77.3
2003	(1.8)	17.7	—	15.9	25.1	41.0
2004	0.1	(27.0)	(0.1)	(27.0)	(40.4)	(67.4)
2005	0.7	—	—	0.7	1.1	1.8
2006	0.5	—	—	0.5	0.8	1.3

	2.2	19.9	(0.1)	22.0	32.0	54.0

During 2004, based on Regulation no. 4/2002, the Group decreased its provisions in the amount of EUR 27.0 million (2003: EUR 15.9 million increase), of which EUR 27.0 million were written back against reserves (2003: charge to reserves of EUR 17.7 million), EUR 0.1 million were charged to the statement of income (2003: write back to the statement of income of EUR 1.8 million) and EUR 0.1 million were written-off. This resulted in a decrease in provisions for other equity holdings in the amount of EUR 27.8 million (2003: increase of EUR 16.5 million) and an increase in provisions for investment securities available for sale in the amount of EUR 0.8 million (2003: EUR 0.7 million). As a result, the banking group reserves increased in the amount of EUR 27.0 million, with an impact on the Group’s consolidated reserves of EUR 8.8 million, net of EUR 18.2 million of minority interests (2003: EUR 5.8 million decrease, net of EUR 11.9 million of minority interests).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 8 — PROPERTY AND EQUIPMENT

Property and equipment included in the consolidated balance sheets are as follows:

	December 31, 2003			December 31, 2004

	Cost of acquisition	Revaluation	Total	Cost of acquisition	Revaluation	Total

	(In millions of Euro)
Cost
Land, buildings and leasehold improvements	353.2	161.0	514.2	359.1	161.7	520.8
Furniture and equipment	439.1	32.1	471.2	450.2	31.3	481.5
Work in progress	27.4	—	27.4	36.6	—	36.6

Total cost	819.7	193.1	1 012.8	845.9	193.0	1 038.9

Depreciation
Land, buildings and leasehold improvements	(132.5)	(58.0)	(190.5)	(138.1)	(59.6)	(197.7)
Furniture and equipment	(349.8)	(31.8)	(381.6)	(363.2)	(31.1)	(394.3)

Total accumulated depreciation	(482.3)	(89.8)	(572.1)	(501.3)	(90.7)	(592.0)

Net book value	337.4	103.3	440.7	344.6	102.3	446.9

The movement on Property and equipment (net) for the year 2004 was the following:

	Opening balance	Additions(1)	Disposals	Depreciation	Transfers	Ending balance

	(In millions of Euro)
Land, buildings and leasehold improvements	323.7	13.7	(10.2)	(14.5)	10.4	323.1
Furniture and equipment	89.6	22.2	(1.1)	(32.5)	9.0	87.2
Work in progress	27.4	29.0	(0.4)	—	(19.4)	36.6

Total	440.7	64.9	(11.7)	(47.0)	—	446.9

(1)	Additions include the effect of the revaluation of the buildings in the amount of EUR 7.2 million, performed by the insurance subsidiaries in accordance with the accounting policy described in Note 2.

The depreciation charge for the year 2004 amounts to EUR 47.0 million (2003: EUR 55.3 million, 2002: EUR 65.6 million).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The Group has commitments under various operating lease agreements for office properties and equipment through the years 2005 to 2008. At December 31, 2004, future minimum lease payments under non-cancellable operating leases with lease terms in excess of one year are as follows:

Year	(In millions of Euro)

2005	0.8
2006	0.8
2007	0.1
2008	—

1.7

NOTE 9 — OTHER ASSETS

	December 31,
	2003	2004

	(In millions of Euro)
Investments in real estate	192.3	270.7
Receivable from clients on pending stock exchange transactions	396.1	361.0
Insurance premiums receivable	50.0	47.7
Prepayments	29.2	33.9
Sundry debtors	282.6	380.3
BES stock-based incentive plan	102.3	110.2
Lending transactions pending settlement	76.9	94.7
Accrued income	61.2	62.9
Futures and options	27.1	65.8
Collaterised deposits	19.5	39.5
Gold, other precious metals, numismatic, coins and other liquid assets	10.5	29.6
Deferred tax assets	31.9	32.8
Software	106.3	90.4
Work in progress (software)	53.8	26.9
Other intangibles	32.1	42.3
Deferred actuarial losses
Corridor	138.0	151.1
Outside the corridor	385.7	447.8
Deferred costs related to bonds issue	1 013.8	986.2
Exchange differences in investments	118.1	65.4
Debtors arising from direct insurance and reinsurance operations	21.2	20.3
Recoverable subsidies on mortgages loans	51.4	43.7

	3 200.0	3 403.2

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Investments in real estate include the following:

	December 31,
	2003		2004

	Acquisition Cost	Fair value	Acquisition Cost	Fair value

	(In millions of Euro)
Investments arising from recovered loans
(real estate)	82.6	71.7	150.8	135.7
Investment property arising from insurance business
Life	29.1	36.9	33.4	42.0
Non-life	44.1	78.9	44.4	84.9
Other	5.3	4.8	8.7	8.1

	161.1	192.3	237.3	270.7

Investments arising from recovered loans (real estate) are accounted for net of a provision of EUR 15.1 million (2003: EUR 10.9 million) in order to reflect the unrealised losses related with these investments (see Note 19). Investment properties arising from insurance business are accounted for at market value according to the accounting policy described in Note 2. Other investments in real estate are accounted for net of provisions of EUR 0.6 millions (2003: EUR 0.5 millions) (see Note 19).

As at December 31, 2003 and 2004, the balance of Receivable from clients on pending stock exchange transactions, both in the assets and liabilities side (see Note 14), shows the net balance of the Group’s sale and purchase orders for which settlements has not yet been received or paid.

Insurance premiums receivable and Debtors arising out of direct insurance, reinsurance and sundry debtors from insurance operations as at December 31, 2003 and 2004 are net of a provision of EUR 15.9 million and EUR 12.5 million, respectively. The movement in this provision is shown on Note 19.

As at December 31, 2004 Sundry debtors include debtors arising from banking operations amounting to EUR 354.9 million (2003: EUR 245.2 million) and from insurance operations amounting to EUR 25.4 million (2003: EUR 37.4 million).

BES stock-based incentive plan represents loans to employees resulting from the sale of BES shares under a stock-based incentive plan. Under this plan, as at December 31, 2004, an amount of EUR 110.2 million (2003: EUR 102.3 million) was outstanding as a receivable representing 8.0 million shares (2003: 8.4 million shares).

As referred to in Note 2, the insurance companies accounted, for the first time in 2002, deferred tax resulting in the recognition of an asset of EUR 35.9 million. At the initial recognition, EUR 4.7 million was booked against Retained earnings of the companies with an impact of EUR 2.5 million net of minority interest on the Group’s Retained earnings, and EUR 31.2 million to the statement of income before minority interest. At December 31, 2004 the deferred tax asset amounted to EUR 32.8 million (2003: EUR 31.9 million), calculated using the approved tax rate of 27.5%.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The deferred tax asset recognised is analysed as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Tax losses carried forward	53.3	45.8
Temporary differences:
Unrealised losses on investment securities	13.1	10.4

Deferred tax asset (net)	66.4	56.2
Allowance for deferred tax asset	(34.5)	(23.4)

Deferred tax asset recognised	31.9	32.8

Deferred tax income/(charge) for the period	(4.0)	0.9

Explanation of the deferred tax for the year:

	December 31,
	2003	2004

	(In millions of Euro)
Reduction in the income tax rate	13.3	—
Change in allowance for deferred tax	(24.7)	(11.1)
Change in temporary differences and in tax losses carried forward	15.4	10.2

	4.0	(0.9)

The movement in Intangible assets for the year 2004 was the following:

	Opening balance	Additions	Disposals	Amortisation	Transfers and others	Ending balance

	(In millions of Euro)
Software	106.3	13.4	(0.4)	(82.9)	54.0	90.4
Work in progress	53.8	27.8	(0.2)	—	(54.5)	26.9
Other intangibles	32.1	29.5	(0.4)	(19.4)	0.5	42.3

Total	192.2	70.7	(1.0)	(102.3)	—	159.6

The Amortisation charge for the year 2004 amounts to EUR 102.3 million (2003: EUR 101.9 million, 2002: EUR 90.6 million).

In accordance with the accounting policy described in Note 2, the actuarial gains and losses related with the pension plan are classified under Deferred actuarial losses. The amount outside the corridor (exceeding 10% of the greater of the plan assets on the projected benefit obligations) will be amortised over a period of 10 years (see Note 28). The amount within the corridor is not amortised.

As at December 31, 2003 and 2004, Deferred costs related to bonds issued correspond to the interest in the zero coupon bonds recognised as a liability for the value of their reimbursements against Deferred costs, in accordance with the rules issued by the Bank of Portugal.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The balance of Exchange differences in investments, represent the cumulative exchange differences, between the acquisition date and December 31, 2003 and 2004, of unconsolidated investments denominated in foreign currency, as defined in the accounting policy described in Note 2. The amount is mainly explained by the exchange difference arising from the investment in Banco Bradesco. The reduction in 2004 is mainly explained by the charge off, against the respective provision, of the exchange differences related to the preference shares of Banco Bradesco amounting to EUR 54.3 million following the respective sale as referred to in Note 7.

NOTE 10 — DEMAND AND TIME DEPOSITS

The following is a summary of the Group’s customer deposit accounts:

December 31,
	2003	2004

(In millions of Euro)
Demand deposits
Domestic	5 746.2	6 218.0
International	856.6	874.7

	6 602.8	7 092.7

Time deposits
Domestic	7 427.7	7 662.4
International	5 410.3	5 157.4

	12 838.0	12 819.8

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following is an analysis of interest and non-interest bearing customer deposits, in total and by country:

	December 31,
	2003	2004

	(In millions of Euro)
Total deposits
Non-interest bearing	126.4	79.7
Interest bearing	19 314.4	19 832.8

	19 440.8	19 912.5

Deposits by country
Domestic:
Non-interest bearing	4.7	4.1
Interest bearing	13 169.2	13 876.3

	13 173.9	13 880.4

International:
Non-interest bearing	121.7	75.6
Interest bearing	6 145.2	5 956.5

	6 266.9	6 032.1

	19 440.8	19 912.5

NOTE 11 — OTHER SHORT-TERM BORROWINGS

Short-term borrowings comprise of the following:

	December 31,
	2003	2004

	(In millions of Euro)
Financing from interbank money market	157.7	160.3
Overdrafts	100.7	320.0
Short-term loans	297.6	57.7
Comercial paper	73.3	46.5
Others	1 183.2	161.0

	1 812.5	745.5

Unused lines of credit for short-term financing amount to EUR 52.1 million at December 31, 2004 (2003: EUR 57.2 million).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 12 — MATURITIES OF DEPOSITS AND SHORT-TERM BORROWINGS

Deposits, Securities sold under repurchase agreements and Other short-term borrowings are as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Deposits from banks	3 412.8	3 176.0
Demand deposits	6 602.8	7 092.7
Time deposits	12 838.0	12 819.8
Securities sold under repurchase agreements	458.2	1 487.6
Other short-term borrowings	1 812.5	745.5

	25 124.3	25 321.6

Deposits, Securities sold under repurchase agreements and Other short-term borrowings have the following maturities:

	December 31,
	2003	2004

	(In millions of Euro)
Demand	6 805.9	7 379.8
Up to 3 months	14 010.5	13 633.2
From 3 to 12 months	2 917.3	2 802.5
From 1 to 5 years	1 236.4	1 190.2
From 5 to 10 years	83.6	312.9
More than 10 years	70.6	3.0

Total	25 124.3	25 321.6

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 13 — INSURANCE RESERVES

Below is the break-down of the insurance reserves:

	December 31,
	2003			2004
	Direct	Reinsurance		Direct	Reinsurance
	business	ceded	Net	business	ceded	Net

	(In millions of Euro)
Unearned premiums reserve	113.8	11.1	102.7	114.7	11.6	103.1
Life assurance reserve	4 220.3	0.3	4 220.0	4 446.4	0.3	4 446.1
Claims outstanding	488.1	35.3	452.8	498.1	37.4	460.7
Unexpired risk reserve	8.0	—	8.0	3.5	—	3.5
Bonus and rebates reserve	10.7	2.8	7.9	17.3	3.3	14.0
Equalisation reserve	2.7	—	2.7	2.9	—	2.9
Life assurance policies reserve where the risk on investment is borne by the policyholders	589.4	—	589.4	899.7	—	899.7

	5 433.0	49.5	5 383.5	5 982.6	52.6	5 930.0

The unearned premiums reserve of direct business is net of deferred acquisition costs and is as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Unearned premiums	139.3	140.3
Deferred acquisition costs	(25.5)	(25.6)

	113.8	114.7

The direct life assurance reserve is net of deferred acquisition costs, as follows:

	December 31,
	2003	2004

	(In millions of Euro)
Life assurance reserve	4 220.9	4 446.7
Deferred acquisition costs	(0.6)	(0.3)

	4 220.3	4 446.4

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following are the actuarial assumptions used in the calculation of the present value of the life assurance reserve:

		Mortality rate	Technical rate

	Saving products
	Until December 31, 1997	GKM 80	4%
	From January 1, 1998 until June 30, 1999	GKM 80	3.25%
	Since July 1, 1999	GKM 80	3% and 2.5%
	Since March 1, 2003	GKM 80	2.75%
	Since January 1, 2004	GKM 80	*

	Life insurance
Annuities –	Until June 30, 2002	TV 73/77	4%
	Since July 1, 2002	TV 73/77	3%
	Since January 1, 2004	GKF 95	3%
	Others	TV 73/77	4%

	Death insurance	GKM 80	4%

	Endowment
	Until September 30, 1998	GKM 80	4%
	Since October 1, 1998	GKM 80	3.25%

*	Since 2004, saving products do not have a minimum guaranteed rate. This rate is established at the beginning of each year. For 2004 the minimum guaranteed rate was 2%.

The technical reserve for life assurance policies where the risk on investment is borne by the policyholders, represents the capitalised value of the premiums received related to “unit linked” policies plus the respective investment income.

Claims outstanding are the following:

	December 31,
	2003			2004
	Direct	Reinsurance		Direct	Reinsurance
	business	ceded	Net	business	ceded	Net

	(In millions of Euro)
Life assurance	44.4	2.3	42.1	32.6	2.6	30.0
Workmen’s compensation	149.1	0.6	148.5	147.4	0.5	146.9
Other lines of business	294.6	32.4	262.2	318.1	34.3	283.8

	488.1	35.3	452.8	498.1	37.4	460.7

Claims outstanding represent unsettled claims occurring before December 31, 2003 and 2004 and include an amount of EUR 28.5 million and EUR 31.9 million, respectively for incurred but not reported claims (IBNR), net of reinsurance. Included in the amount of claims outstanding for workmen’s compensation is EUR 116.1 million and EUR 108.9 million at December 31, 2003 and 2004, respectively, relating to the mathematical reserve for workmen’s compensation.

Additionally, the claims outstanding provision includes an estimation of future costs related with the settlement of pending claims (expense reserve), both declared and non-declared, in the amount of EUR 9.2 million.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 14 — ACCRUED INTEREST AND OTHER LIABILITIES

	December 31,
	2003	2004

	(In millions of Euro)
Income tax payable	35.5	29.6
Public sector	36.5	43.4
Non resident creditors	31.7	41.5
Suppliers	44.2	32.9
Other creditors	175.2	126.8
Creditors arising from direct insurance operations	29.8	28.9
Creditors arising from reinsurance operations	16.2	13.7
Fund for future distribution – life insurance operations	8.5	16.5
Accrued interest on deposits	86.9	74.9
Accrued interest on borrowings	176.8	209.5
Accrued expenses	24.8	54.7
Deferred income	41.2	52.1
Other sundry liabilities	131.2	267.5
Stock exchange transactions pending settlement	552.0	146.0
Collections pending settlement	38.3	18.7
Bonuses and vacations payable	38.2	39.7
Provision for pension and similar charges	—	8.2
Provision for general banking risks	127.0	152.3
Provision for liabilities and charges	76.7	81.6

	1 670.7	1 438.5

The movement in Provision for pension and similar charges, Provision for general banking risks and Provision for liabilities and charges is presented in Note 19. The Provision for pension and similar charges refers to a provision made by BESSA, a fully owned subsidiary located in Spain, for early retirement commitments.

As at December 31, 2004 Other creditors include an amount of EUR 94.2 million (2003: EUR 110.4 million) related to creditors arising from banking operations and EUR 32.6 million (2003: EUR 64.8 million) related to creditors arising from insurance operations.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 15 — CORPORATE BORROWINGS AND LONG-TERM DEBT

	December 31, 2003			December 31, 2004
Borrowing entity	Amount	Weighted average interest rate	Maturity/year	Amount	Weighted average interest rate	Maturity/year

	(In millions of Euro)
BES
Bank borrowings	1 325.9	2.5%	2006-2017	1 656.0	2.5%	2006-2017
Corporate Bonds	2 324.3	3.7%	2004-2028	1 723.3	4.9%	2005-2028
Corporate Bonds	254.6	a)	2004-2008	798.1	a)	2005-2019
Subordinated debts	227.5	5.8%	2006-2014	114.2	6.0%	2006-2014
BES Finance
Subordinated debts	1 176.0	6.5%	2009-perpetual	1 736.7	6.0%	2009-2015
Corporate Bonds	4 198.5	2.3%	2004-2010	5 284.8	2.4%	2005-2029
Corporate Bonds	17.8	3M HKD HIB.	2006	—	—	—
BES Investimento
Long-term debt	7.8	—	2005	8.0	—	2005
Unsecured bond indentures	109.3	5.2%	2004-2011	120.1	4.9%	2005-2024
Subordinated debts	58.3	3.2%	2006-2033	59.2	3.2%	2006-2033
BIC
Long-term debt	30.0	2.7%	2007	25.0	2.5%	2007
Subordinated debts	67.4	3.7%	Perpetual	24.1	3.9%	Perpetual
Corporate Bonds	1 978.3	5.3%	2005-2015	1 950.3	5.7%	2005-2015
ESF (P)
Debenture loan	125.8	2.6%-4.5%	2006-2011	97.5	2.7%-4.5%	2005-2008
BESV
Long-term debt	9.7	5.0%	Undetermined	9.7	6.0%	Undetermined
BESPAR
Long-term debt	203.0	3.3%	2006	203.0	3.3%	2006
Shareholders’ loans from minority interest	33.6	—	Undetermined	33.6	—	Undetermined
BESLEASING E FACTORING SA (b)
Long-term debt	—	—	2004-2007	510.0	2.9%	2005-2009
Corporate Bonds	—	—	2005	40.9	2.9%	2005-2014
Subordinated debts	—	—	2009	22.0	3.4%	2001-2014
BESLEASING Mobiliária SA (b)
Long-term debt	135.0	2.9%	2004-2007	—	—	—
Corporate Bonds	17.5	2.7%	2005	—	—	—
Subordinated debts	12.0	3.3%	2009	—	—	—
BESLEASING Imobiliária SA (b)
Long-term debt	232.5	3.4%	2004-2008	—	—	—
Corporate Bonds	7.9	2.9%	2009-2010	—	—	—
Subordinated debts	7.0	3.5%	2011	—	—	—
BES Açores
Corporate Bonds	—	—	—	35.0	2.5%	2007
PARTRAN
Shareholders’ loans from minority interest	21.2	—	Undetermined	22.0	—	Undetermined
ADVANCECARE
Long-term debt	1.2	5.3%	2004	—	—	—
CREDIFLASH
Long-term debt	27.5	3.0%	2004	42.5	2.9%	2004
BESIL
Corporate Bonds	100.0	3.2%	2013	338.6	4.3%	2013-2019
ESFIL
Floating rate notes	120.0	3M Eurib + 0.7%	2008	120.0	3M Eurib + 0.7%	2008
TRANQUILIDADE-VIDA
Subordinated debts	90.0	4.4%-4.7%	2022-perpetual	90.0	4.4%-4.7%	2022-perpetual
Others subsidiaries
Long-term debt	3.7	—	2007-undetermined	3.4	—	2007-undetermined

TOTAL	12 923.3			15 068.0

a)	Variable rate based on the valuation of indexes linked to “world indexes basket” or “utilities equity basket”.
b)	In 2004, Besleasing Mobiliária and Euroges merged into Besleasing Imobiliária which changed its name to Besleasing e Factoring, SA.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Maturities of corporate borrowings and long-term debt at December 31, 2003 and 2004 are as follows:

Carrying amount
December 31,
	2003	2004
(In millions of Euro)
2004	1 640.5	—
2005	1 151.2	1 351.6
2006	1 464.8	1 434.0
2007	1 136.7	1 637.8
2008	607.1	1 604.2
Thereafter	6 923.0	9 040.4

	12 923.3	15 068.0

NOTE 16 — CONVERTIBLE BONDS

	December 31,
	2003	2004
	(In millions of Euro)
4.75% Convertible bonds due 2006	200.0	200.0
3.47% Convertible bonds due 2007	110.0	110.0

	310.0	310.0

ESFG has the following convertible bond issues outstanding at December 31, 2004:

– EUR 200 million – 4.75% Convertible Bonds due 2006 constituted by a Trust Deed dated November 12, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time, at the option of the holder, from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of EUR 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the bonds have been converted to date.

– EUR 110 million – 3.47% Convertible Bonds due 2007 constituted by a Trust Deed dated February 7, 2002 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible, at the option of the holder, on or after March 19, 2002 into Ordinary Shares at an initial conversion price of EUR 22.892 per Ordinary Share or ADS. Interest is payable annually on February 7 each year. The bonds were issued at 90% of their principal amount. None of the bonds have been converted to date.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 17 — MINORITY INTERESTS

Minority interests is analysed as follows:

	December 31,
	2003	2004
	(In millions of Euro)
BES Group	1 634.0	1 765.5
Including :
(BES FINANCE	450.0	600.0)
(ESOL	119.5	—)
ESFG Overseas	278.0	275.1
Others	255.3	274.6

	2 167.3	2 315.2

Minority interests of ESFG Overseas and BES FINANCE include the following equity instruments issued by these subsidiaries and owned by third parties:

– EUR 127.8 million of 6.8% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas Limited (ESFG Overseas) and EUR 153.4 million of Floating Rate Non-cumulative Guaranteed Preference Shares at LIBOR + 1.7%, guaranteed as to certain payments by ESFG, issued in June 1998 by ESFG Overseas. ESFG Overseas is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of ESFG and its subsidiaries. ESFG Overseas’ ordinary shares, which are its only class of securities with full voting rights, are owned entirely by ESFG. At the end of 2004, EUR 6.1 million is held by companies within the Group (2003: EUR 3.2 million).

– EUR 600.0 million 5.58% Non-cumulative Guaranteed Preference Shares, guaranteed as to certain payments by BES, issued by BES FINANCE Ltd (EUR 450.0 million in July 2003 and EUR 150.0 million in March 2004). These preference shares pay dividends if and when declared by the Board of Directors. BES FINANCE is an exempted company under the Companies Law (revised) of the Cayman Islands and was created for the purpose of raising capital for, and otherwise financing, the operations of BES and its subsidiaries. BES FINANCE’s ordinary shares, which are its only class of securities with full voting rights, are owned entirely by BES.

In September 2004, ESOL reimbursed the USD 150 million of 8.5% Non-cumulative Guaranteed Preference Shares Series B, guaranteed as to certain payments by BES, issued in August 1999. This amount was included under Minority interests in 2003.

NOTE 18 — SHAREHOLDERS’ EQUITY

Ordinary shares

During the three year period ended December 31, 2004 the number of issued ordinary shares was 47 908 555.

Treasury shares

An extraordinary general shareholders meeting of December 3, 1998 authorised ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general shareholders meeting agreed to extend this authorisation for an additional 18 months under the same conditions. This authorisation was not renewed for any further period.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

During 2003 the Company sold its 2,322,414 treasury shares, which had a book value of EUR 35.9 million as at December 31, 2002, realising a net gain of EUR 4.5 million that was accounted for as a movement in reserves in that year.

Legal reserve

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. This legal reserve is not available for distribution.

Within the context of the legal requirements applicable to the Group and its subsidiaries, a minimum of 10% of annual net income must be transferred to a legal reserve until the balance in the reserve is equal to the amount of share capital. The reserve is used to absorb losses in the event that retained earnings and other reserves are eliminated. It may also be used to increase the amount of share capital in the event of a one-for-one bonus issue or a share dividend, but is otherwise not available for distribution.

At December 31, 2004, total retained earnings of all ESFG companies attributable to such legal reserves, net of minority interests, amounted to EUR 92.3 million (2003: EUR 80.0 million).

Revaluation reserve

BES, BIC and the Group’s subsidiaries involved in the insurance sector have revalued their Property and equipment in accordance with applicable legislation (see Note 2) and recorded the surpluses as a revaluation reserve. However, under Portuguese legislation, the revaluation reserve is not available for distribution in cash, but is available for incorporation into share capital or to absorb accumulated losses and, in the case of insurance companies, can also be utilised to compensate unrealised losses (of real estate/securities).

As at December 31, 2004, the revaluation reserve was incorporated in capital (Banking sector) or used to absorb unrealised losses (Insurance sector).

Goodwill

As at November 1997, the unamortised net goodwill of EUR 199.5 million (already deducted from accumulated amortisations of EUR 93.6 million) was fully written off against share premium (EUR 114.6 million) and retained earnings (EUR 84.9 million). Since then Goodwill is charged directly against reserves in the year of acquisition (see Note 2).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The component of goodwill and the related accumulated amortisation, the net amount of which is fully written off against reserves, is as follows:

	December 31,

	2003				2004

	(In millions of Euro)
ESFG Subsidiaries	Total gross goodwill	Accum. amort.	Net goodwill	Date	Amount	Total gross goodwill	Accum. amort.	Net goodwill

BES	265.0	44.3	220.7	1991	116.2	265.6	44.3	221.3
				1992	30.9
				1999	15.7
				2000	67.9
				2001	16.1
				2002	3.4
				2003	7.7
				2004	0.6
				Other	7.1
Tranquilidade	254.0	28.0	226.0	1991	78.1	265.3	28.0	237.3
				2000	170.2
				2004	11.3
				Other	5.7
BESI SA	21.2	8.5	12.7	1986	8.4	21.2	8.5	12.7
				1989	7.9
				2000	3.1
				Other	1.8
BIC	9.4	4.3	5.1	1986	2.8	9.4	4.3	5.1
				1987	5.9
				1991	3.1
				1996	(6.7)
				2000	1.5
				Other	2.8
ESB	7.6	6.1	1.5	1985	8.9	7.6	6.1	1.5
				2000	(1.8)
				Other	0.5
BESV	(30.0)	—	(30.0)	1985	5.9	(30.0)	—	(30.0)
				2000	(36.5)
				Other	0.6
ESIA(1)	11.3	—	11.3	2000	11.3	—	—	—
				2004	(11.3)
ESAF	22.2	—	22.2	2000	26.5	22.2	—	22.2
				2001	(5.2)
				Other	0.9
Others	19.3	2.4	16.9	1985	2.7	15.3	2.4	12.9
				2000	4.1
				2001	3.0
				2002	7.8
				2004	(4.0)
				Other	1.7

TOTAL	580.0	93.6	486.4			576.6	93.6	483.0

(1)	Due to the merger of ESIA into Tranquilidade in December 2004, the respective goodwill was allocated to the goodwill of the incorporating Company

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The decrease in goodwill is analysed as follows:

December 31,

2004

(In millions of Euro)
BES	0.6
Others	(4.0)

(3.4)

NOTE 19 — PROVISIONS

The movements in provisions included in assets and liabilities for the years ended December 31, 2003 and 2004 were as follows:

	Provisions included in Assets

	Interest-earning deposits with banks	Insurance operations(1)	Other equity holdings	Loans and advances to customers	Invesment in real estate	Total

	(In millions of Euro)
Balance 31.12.2002	0.5	16.3	30.1	782.6	9.9	839.4
Regulation no. 4/2002 (through shareholders’ equity)	—	—	17.0	—	—	17.0
Disposal of subsidiaries	—	—	—	(38.9)	—	(38.9	)(2)
Exchange differences and others	—	—	—	(1.0)	—	(1.0)
Transfers	—	—	—	(40.8)	—	(40.8)
Charge for the year	—	1.0	—	367.9	2.5	371.4
Write-back for the year	(0.1)	(1.2)	(2.2)	(103.9)	—	(107.4)
Write-offs	—	(0.2)	—	(145.8)	(1.0)	(147.0)

Balance 31.12.2003	0.4	15.9	44.9	820.1	11.4	892.7
Regulation no. 4/2002 (through shareholders’ equity)	—	—	(27.8)	—	—	(27.8)
Exchange differences and others	—	1.3	—	(1.7)	—	(0.4)
Transfers	—	—	(2.4)	(3.6)	—	(6.0)
Charge for the year	—	0.7	—	310.8	6.4	317.9
Write-back for the year	—	(5.0)	—	(91.9)	—	(96.9)
Write-offs	—	(0.4)	—	(204.3)	(2.1)	(206.8)

Balance 31.12.2004	0.4	12.5	14.7	829.4	15.7	872.7

(1)	Relates to Insurance premiums receivable and Debtors arising out of direct insurance and reinsurance operations and Sundry debtors from the Insurance Group (see Note 9)
(2)	Relates to the sale of Credibom, consolidated under the full method until June 30, 2003 (see Note 1).

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	Provisions included in Liabilities

	Provision for pension and similar charges	Provision for general banking risks	Provision for liabilities and charges	Total

	(In millions of Euro)
Balance 31.12.2002	4.7	14.6	56.9	76.2
Exchange differences and others	—	0.3	(12.3)	(12.0)
Transfers	(0.5)	20.6	22.4	42.5
Charge for the year	0.8	92.0	38.0	130.8
Write-back for the year	—	(0.5)	(5.4)	(5.9)
Write-offs for the year	(5.0)	—	(22.9)	(27.9)

Balance 31.12.2003	—	127.0	76.7	203.7
Exchange differences and others	6.5	(1.3)	(0.4)	4.8
Transfers	2.7	17.5	(16.3)	3.9
Charge for the year	2.7	66.3	59.2	128.2
Write-back for the year	—	(57.2)	(16.2)	(73.4)
Foreign exchange charge for the year(3)	—	—	54.3	54.3
Write-offs for the year(4)	(3.7)	—	(75.7)	(79.4)

Balance 31.12.2004	8.2	152.3	81.6	242.1

(3)	Relates to the exchange differences in investment in Banco Bradesco preference shares as referred to in Notes 7 and 9.
(4)	Includes a write-off in the amount of EUR 54.3 million following the sale of Banco Bradesco preference shares (see Note 7).

NOTE 20 — INSURANCE PREMIUMS AND OTHER INSURANCE INCOME

Insurance premiums and Other insurance income are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Insurance premiums
– life sector	702.1	859.3	898.7
– non-life sector	378.2	398.7	407.1

Total Insurance premiums	1 080.3	1 258.0	1 305.8

Other insurance income
Net Investment income	(7.6)	187.7	183.5
Other income	2.0	15.5	24.7

Total Other insurance income	(5.6)	203.2	208.2

Total Insurance premiums and Other insurance income	1 074.7	1 461.2	1 514.0

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Gross written premiums from the life assurance business are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Gross written premiums
Individual policies	651.7	800.9	837.3
Group policies	50.4	58.4	61.4

	702.1	859.3	898.7

Annual premiums	125.6	202.9	192.8
Single premiums	576.5	656.4	705.9

	702.1	859.3	898.7

Contracts without profit sharing	225.7	145.4	152.1
Contracts with profit sharing	332.3	473.3	446.0
Contracts where the investment risk is borne by the policyholders	144.1	240.6	300.6

	702.1	859.3	898.7

Gross written premiums and earned premiums from non-life business are analysed as follows:

	2002		2003		2004

	Written premiums	Earned premiums	Written premiums	Earned premiums	Written premiums	Earned premiums

	(In millions of Euros)
Direct business
Accident and health	98.2	100.0	107.2	107.5	105.5	103.8
Fire and other hazards	68.1	65.1	71.3	69.7	73.4	71.9
Motor	199.3	194.5	192.1	191.1	196.3	199.5
Maritime, airline and transportation	9.7	9.8	10.3	10.2	9.1	9.2
Third party liabilities	6.6	6.2	7.3	7.3	9.1	8.7
Credit and suretyship	0.7	0.7	0.7	0.7	0.5	0.3
Other	1.8	1.8	11.7	12.2	11.4	13.3

	384.4	378.1	400.6	398.7	405.3	406.7
Reinsurance accepted	—	0.1	—	—	0.6	0.4

	384.4	378.2	400.6	398.7	405.9	407.1

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Net investment income includes:

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Interest and dividends on securities	125.0	112.2	141.7
Realised (losses)/gains	(5.9)	74.1	26.7
Unrealised (losses)/gains	(126.7)	1.4	15.1

Total	(7.6)	187.7	183.5

NOTE 21 — OTHER OPERATING INCOME

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)

Reimbursment of sundry expenditures	2.9	1.5	1.4
Interest income on non-accrual loans	8.2	2.0	7.1
Recovery of interest income on non-accrual loans	2.4	2.1	8.6
Banking services	91.2	97.0	114.4
Non-banking sundry services	15.0	4.9	6.6
Profit on sale of subsidiaries	8.4	65.3	57.2
Profit on sale of other equity holdings	—	—	64.6
Profit on disposal of fixed assets	5.3	9.6	5.7
Other trading income	2.4	26.8	8.5
Others	16.6	25.8	6.9

	152.4	235.0	281.0

In 2003, the profit on sale of subsidiaries relates to the sale of the 45% stake in Credibom, as referred to in Note 1. In 2004, the profit on sale of subsidiaries include the gains on the sale of the remaining 15% interests in Credibom and of 80% of the shareholdings in ES Concessões. In 2004 the profit on sale of other equity holdings include the sale of the investments in Portline and in Clarity, as referred to in Note 1 and the sale of preference shares of Bradesco, as referred to in Note 7.

NOTE 22 — SALARIES AND BENEFITS

As at December 31, 2003 and 2004 the number of ESFG employees was distributed among the following broadly defined business areas:

December 31,

	2003	2004

Banking sector employees	8 598	8 719
Insurance sector employees	1 141	1 026

	9 739	9 745

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Below the distribution by category:

	December 31,

	2003	2004

Senior management	719	671
Management	1 372	1 444
Specific functions	3 279	3 420
Administrative employees	4 237	4 103
Ancillary services	132	107

	9 739	9 745

NOTE 23 — INSURANCE BENEFITS AND CLAIMS

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims and other reserves
– life sector	803.1	982.6	1 038.8
– non-life sector	235.2	218.0	242.2
Participation in results	14.8	28.3	22.6

Total	1 053.1	1 228.9	1 303.6

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Claims and other reserves for the life sector are as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	362.0	576.0	522.8
Reinsurance share	(2.5)	(2.0)	(2.5)

	359.5	574.0	520.3

Change in claims reserve
Gross amount	17.1	(1.8)	(11.9)
Reinsurance share	(0.1)	(1.0)	(0.3)

	17.0	(2.8)	(12.2)

	376.5	571.2	508.1

Change in life assurance reserve
Gross amount	306.1	179.3	220.4
Reinsurance share	(0.1)	(0.1)	—

	306.0	179.2	220.4

Change in reserve for life assurance where the investment risk is borne by the policyholders	120.6	232.2	310.3

	803.1	982.6	1 038.8

Claims and other reserves for the non-life sector are as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Claims incurred
Claims paid
Gross amount	247.6	258.7	243.0
Reinsurance share	(24.1)	(21.3)	(17.5)

	223.5	237.4	225.5

Change in claims reserve
Gross amount	12.1	(6.5)	22.7
Reinsurance share	3.8	(4.8)	(1.8)

	15.9	(11.3)	20.9

Change in other insurance reserves	(4.2)	(8.1)	(4.2)

	235.2	218.0	242.2

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The gross amount of claims paid and change in claims reserve for the non-life sector are as follows:

	Year ended December 31,

	2002		2003		2004

		Change in		Change in		Change in
	Claims paid	claims reserve	Claims paid	claims reserve	Claims paid	claims reserve

	(In millions of Euro)
Direct business
Accident and health	77.4	(3.4)	78.9	(11.5)	74.6	(3.2)
Fire and other hazards	28.7	1.2	34.4	1.1	33.3	(2.1)
Motor	131.8	13.5	137.1	1.7	125.5	26.6
Maritime, airline and transportation	5.4	0.3	3.9	—	3.9	(0.3)
Third party liabilities	2.6	0.7	2.4	1.1	2.1	3.8
Credit and suretyship	1.2	(0.5)	0.1	—	(0.1)	0.3
Legal	0.1	—	—	—	—	—
Other	0.4	0.1	1.9	1.3	2.0	(1.4)

	247.6	11.9	258.7	(6.3)	241.3	23.7
Reinsurance accepted	—	0.2	—	(0.2)	1.7	(1.0)

	247.6	12.1	258.7	(6.5)	243.0	22.7

NOTE 24 — INSURANCE UNDERWRITING AND RELATED EXPENSES

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Underwriting expenses, net of reinsurance	21.1	25.8	25.4
Reinsurance premiums earned	64.9	58.9	60.5

Total	86.0	84.7	85.9

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Reinsurance premiums earned are analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Direct business
Life	7.5	8.5	8.6
Accident and health	13.2	8.7	10.9
Fire and other hazards	22.7	22.7	22.4
Motor	6.4	2.6	3.8
Maritime, airline and transportation	6.1	6.4	4.5
Third party liabilities	1.3	1.3	1.6
Credit and suretyship	0.6	0.5	0.2
Other	7.0	8.2	8.1

	64.8	58.9	60.1
Reinsurance accepted	0.1	—	0.4

Total	64.9	58.9	60.5

NOTE 25 — OTHER EXPENSES

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Membership and donations	2.1	3.0	3.6
Administrative expenses	211.8	199.0	210.0
Contribution to the depositors guarantee fund	3.3	2.9	3.4
Direct and indirect taxes other than income tax	12.3	20.6	20.6
Legal fees	5.9	5.7	4.9
Advertising	28.6	29.8	39.6
Consulting services	18.2	10.6	6.1
Travel and representation expenses	23.4	22.1	23.9
Interest on Tranquilidade-Vida subordinated debt	—	4.5	4.1
Provision for other liabilities and charges	1.3	32.6	97.3
Provision for general banking risks	0.5	91.5	9.1
Provision for pension and similar charges	—	0.8	2.7
Provision for investment in real estate	2.9	2.5	6.4
Restructuring costs	3.3	12.7	17.3
Others	31.5	36.2	37.3

	345.1	474.5	486.3

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

NOTE 26 — INCOME TAXES

Income tax expense is analysed as follows:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Current
Portugal	35.9	50.6	43.7
Other	9.3	12.6	6.3
Deferred
Portugal	(31.2)	4.0	(0.9)
Other	0.2	(0.5)	—

	14.2	66.7	49.1

Tax attributable to minority interests	14.7	40.4	30.0

A reconciliation between the statutory income tax rate in Portugal and the effective tax rate of the Group is shown in the following table (percentages):

	Year ended December 31,

	2002		2003		2004

Portuguese statutory rate	33.0%		33.0%		27.5%
Decrease of statutory rate in Portuguese Group companies due to Tax benefits on interest income from Portuguese government securities	(2.3%	)	—		—
Tax on provisions under Regulation Nº 4/2002	—		—		2.6%
Tax benefits on distribution of bonus payments to employees	(8.9%	)	(2.7%	)	(3.4%	)
Tax benefits on tax-exempt operations	(40.6%	)	(3.9%	)	(12.6%	)
Tax benefits on sale of participations	—		—		(5.0%	)
Tax benefits related with early retirement	(29.5%	)	(5.3%	)	(4.2%	)
Tax benefits on change in valuation allowance for DTA	—		(1.6%	)	(3.8%	)
Other taxable costs and non-tax income (net)	14.9%		—		7.9%
Deferred tax assets	27.1%		(2.4%	)	1.0%
Negative results with no tax effect	13.4%		7.7%		3.5%
Others	(1.2%	)	(5.4%	)	(0.7%	)
Decrease of statutory rate in non-Portuguese Group companies	(1.6%	)	(0.4%	)	(0.5%	)
Increase of statutory rate in non-Portuguese Group companies due to:
Tax on dividends received	2.3%		0.9%		0.7%
Tax not recognised on negative results	13.3%		5.1%		3.9%
Tax benefits on tax-exempt operations	—		(0.5%	)	0.2%

Effective tax rate	19.9%		24.5%		17.1%

In 2002 insurance companies recognised a deferred tax asset, included under Other assets (see Note 9) of EUR 35.9 million of which EUR 4.7 million were taken to retained earnings of the companies and EUR 31.2 million to the statement of income of the year. At the end of 2004 the deferred-tax asset included under Other assets amounts to EUR 32.8 million (2003: EUR 31.9 million) calculated using the approved tax rate of 27.5%.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Income before income taxes and minority interests split between Portuguese and non-Portuguese Group companies are presented under Note 29 – Financial information by geographical area.

The principal subsidiaries of the Group operate in Portugal and are subject to corporate taxation. The Portuguese tax authorities have the right to review and, if necessary, amend the annual tax return for a period of generally 4 years after the year to which it relates or 6 years for reported tax losses. It is not possible to give a precise estimate of the adjustments which might eventually be made by the tax authorities. However, in the opinion of the Board, it is not expected that any additional assessments will be made for amounts significant to the financial statements. The subsidiaries operating outside of Portugal are also subject to corporate taxes.

NOTE 27 — EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of ordinary shares outstanding, which includes contingently issuable shares where all necessary conditions for issuance have been satisfied. For the diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

The computation of basic and diluted EPS for the years ended December 31 is presented in the following table:

	Year ended December 31,
	2002		2003		2004

	(In millions of Euro, except per share data)

Net income (loss)	(45.1)		35.9		52.7
Numerator for diluted earnings per share	(45.1	)(1)	35.9	(1)	52.7	(1)
Denominator for basic earnings per share – weighted-average shares	43,253,371		45,643,406		47,908,555
Denominator for diluted earnings per share – weighted-average number of ordinary shares and dilutive potential ordinary shares	43,253,371	(1)	45,643,406	(1)	47,908,555	(1)
Basic earnings per share	(1.04)		0.79		1.10
Diluted earnings per share	(1.04)		0.79		1.10
(1)
Interest expense per share obtainable on conversion, net of taxes, attributable to the convertible bonds (see Note 16), amounts to EUR 1.13 in 2004 and EUR 1.11 in 2003, thus exceeding the basic EPS; as such the convertible bonds interest are excluded from the calculation of diluted earnings per share due to the resulting antidilutive effect.

NOTE 28 — PENSION PLAN

As described in Note 2, the Group’s companies operate defined pension plans for their employees and their dependants under which the benefits only vest on the earlier of retirement, death or incapacity.

The actuarial valuation of pension liabilities for the Group companies is performed annually, with the latest valuation performed as at December 31, 2004.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The key assumptions considered in the actuarial studies for December 31, 2003 and 2004 used to determine the present value of the pension benefits for the employees are as follows:

	Insurance	Insurance	Banking	Banking
	2003	2004	2003	2004

	Projected unit credit
Method of estimation
Mortality table	GKF 95	GKF 95	TV 73/77	TV 73/77
Salaries increase rate	3.00%	3.00%	2.75%	2.75%
Rate of return on assets	5.50%	5.25%	5.50%	5.25%
Rate of growth of pensions	0.00%	0.00%	1.75%	1.75%
Rate of growth of early retirement pensions	2.00%	2.00%	—	—
Discount rate	5.50%	5.25%	5.50%	5.25%
Technical rate	3.00%	3.00%	5.50%	5.25%
Discount rate of early retirement pensions	5.50%	5.25%	—	—

No disability retirements are considered in the calculations of total liabilities.

In 2004, in order to adjust the actuarial valuations to the present economic environment, the Board of Directors of the Group companies approved a change in the assumptions used as explained above. The consequent increase in total liabilities amounted to approximately EUR 50.3 million (2003: EUR 44.9 million). In accordance with Regulation no. 12/2001 issued by the Bank of Portugal, the amount related to the banking subsidiaries in the total of EUR 49.2 million (2003: EUR 43.9 million), was deferred under Other assets, and will be amortised over a period of 10 years.

The foregoing assumptions comply with the guidelines issued by the Bank of Portugal and the ISP.

At December 31, 2003 and 2004 the number of participants covered by the pension plan is as follows:

	December 31,

	2003	2004

Employees	6 780	6 669
Pensioners	4 455	4 671
Widows and other direct relatives	791	824

Total participants	12 026	12 164

Pension liabilities and fair value of plan assets as at December 31, 2003 and 2004 are the following:

	December 31,

	2003	2004

	(In millions of Euro)
Total liabilities	1 454.1	1 584.3
Fair value of plan assets	(1 405.7)	(1 550.4)
Accruals	(0.9)	(0.8)

	47.5	33.1
Unrecognised prior service costs	(54.8)	(42.4)

Excess coverage	7.3	9.3

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Additionally, Tranquilidade and Esumédica have transferred part of their liabilities to Tranquilidade Vida, through the acquisition of life insurance policies. The number of pensioners covered by these policies is 467 (2003: 482), and the total liability amounts to EUR 17.9 million (2003: 17.2 million), which is included in insurance reserves, life insurance provisions of Tranquilidade Vida.

The unrecognised prior service costs relates to the amount of the shortfall calculated as at December 31, 1994 regarding employees with estimated retirement date after December 31, 1997, which, according to the accounting policy described in Note 2, is charged to the statement of income on a systematic basis during the expected service years of these employees. Annually this amount is subject to extraordinary amortisations (anticipation) due to the reductions that occurred in the population covered by this scheme.

The pension liabilities increased in 2003 and 2004 as follows:

		December 31,

		2003	2004

		(In millions of Euro)
	Liabilities at the beginning of the year	1 209.9	1 454.1
	Service cost	18.8	18.9
	Employees contributions	1.9	2.4
	Interest cost	72.0	79.4
Curtailment costs –	banking subsidiaries	55.7	67.1
	insurance subsidiaries	0.6	0.3
	Benefits paid	(80.5)	(87.5)
	Changes in actuarial assumptions	44.9	50.3
	Actuarial losses (gains)	132.6	(0.5)
	Acquisition (disposal) of subsidiaries and other	(1.8)	(0.2)

	Liabilities at the end of the year	1 454.1	1 584.3

	Pensioners	1 083.6	1 171.8
	Employees	370.5	412.5
	Unrecognised prior service costs	(54.8)	(42.4)

		1 399.3	1 541.9

	Fair value of plan assets	1 405.7	1 550.4
	Accruals	0.9	0.8

	Total coverage	1 406.6	1 551.2

	Excess coverage	7.3	9.3

	Liabilities for future services	390.9	489.5

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The changes in the fair value of plan assets during 2003 and 2004 are as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Opening balance	1 139.0	1 405.7
Acquisition (disposal) of subsidiaries and other	(1.1)	0.5
Group contributions	258.9	162.4
Employees contributions	1.9	2.4
Pensions paid	(80.5)	(87.5)
Actual return on plan assets	87.5	66.9

	1 405.7	1 550.4
Accruals	0.9	0.8

Total coverage	1 406.6	1 551.2

The amount recognised as a cost by the Group in 2004 amounts to EUR 86.8 million (2003: EUR 78.2 million, 2002: EUR 63.1 million) and includes:

	Year ended December 31,

	2002	2003	2004

	(In millions of Euro)
Service cost	16.2	18.8	18.9
Interest cost	63.8	72.0	79.4
Expected return on plan assets	(54.5)	(63.9)	(72.1)

Current expenses	25.5	26.9	26.2
Actuarial (gains)/losses and changes in assumptions – insurance business	5.6	(1.4)	0.4
Amortisation of actuarial (gains)/losses and changes in assumptions – banking business	0.2	15.2	27.1
Curtailment cost – insurance business	2.5	5.1	0.3
Amortisation of curtailment costs – banking business	8.1	13.7	20.4
Amortisation of unrecognised prior service costs – banking business	8.7	7.6	4.2
Anticipation of unrecognised prior service costs – banking business	12.5	11.1	8.2

Liabilities accrued in the period	63.1	78.2	86.8

In 2002, following an authorisation by the ISP, Tranquilidade deferred for a period of three years the curtailment costs amounting to EUR 7.0 million incurred in the year and recognised in the statement of income an amount of EUR 2.5 million. In 2003 the remaining amount of EUR 4.5 million was recognised through the statement of income.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The movements in Deferred actuarial losses in the year are as follows:

	December 31,

	2003	2004
	(In millions of Euro)
Opening balance	341.9	523.7
Curtailment costs
– Banking business	55.7	67.1
Actuarial gains and losses generated in the year(1)	114.9	6.5
Changes in actuarial assumptions(2)	43.9	49.6
Amortisation of curtailment costs – banking business	(13.7)	(20.4)
Amortisation of curtailment costs – insurance business	(4.5)	—
Amortisation of actuarial gains/(losses) – banking business	(15.2)	(27.1)
Other	0.7	(0.5)

	523.7	598.9
Deferred actuarial losses – corridor (see Note 9)	138.0	151.1

Deferred actuarial losses – outside the corridor (see Note 9)	385.7	447.8

(1)
From the actuarial loss generated in 2004 amounting to EUR 4.7 million (EUR 0.5 million gain in liabilities and EUR 5.2 million loss in the plan assets), EUR 7.0 million loss relates to the banking subsidiaries and was deferred following the corridor method. From the gain of EUR 2.3 million attributable to the insurance subsidiaries, EUR 0.4 million loss was recognised in the statement of income, EUR 0.5 million gain was deferred in the balance sheet and the remaining gain of EUR 2.2 million was not recognised. On these basis, the actuarial losses, deferred on the balance sheet amount to EUR 6.5 million.

From the actuarial loss generated in 2003 amounting to EUR 109.0 million (EUR 132.6 million loss in liabilities and EUR 23.6 million gain in the plan assets), EUR 114.9 million loss relates to the banking subsidiaries and was deferred following the corridor method. From the gain of EUR 5.9 million attributable to the insurance subsidiaries, EUR 2.4 million was recognised in the statement of income and the remaining EUR 3.5 million was not recognised, being part of the excess coverage.

(2)
In 2004, from the amount related to the change in assumptions, EUR 0.7 million generated by the insurance subsidiaries was not recognised, being part of the excess coverage. The remaining amount of EUR 49.6 million was deferred for a period of 10 years.

In 2003, from the amount related to the change in assumptions, EUR 1.0 million generated by the insurance subsidiaries was netted off against actuarial gains. From the remaining amount of EUR 43.9 million, EUR 49.2 million relates to banking subsidiaries and was deferred for a period of 10 years.

The amount of Deferred actuarial losses – outside the corridor will be amortised over a period of 10 years as referred in Note 2. The curtailment costs- insurance business occurred in 2002 were fully taken to the statement of income in 2003.

Comparison between assumptions used and the actual values obtained in 2004 is as follows:

	Assumption	Actual (2004)

Increase in future compensation levels	2.75%	6.80%
Expected return on plan assets	5.25%	5.10%
Pension increase rate	1.75%	2.50%

The pension fund’s assets used by the Group, as at December 31, 2004, refer only to premises in the amount of EUR 166.9 million (2003: EUR 151.6 million). The pension fund owns related parties shares of EUR 39.2 million (2003: EUR 9.0 million). During 2004 the Group sold to the pension fund, 10% of the securities acquired following the securitisation transactions Lusitano No 1 and No 2, generating a gain in the amount of EUR 4.7 million, before minority interest, and 35% of the residual note related with the transaction Lusitano Global CDO No 1, with no impact in the statement of income.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

During 2003, BES sold real estate assets to the pension fund amounting to EUR 60.7 million. These assets had a book value of EUR 55.0 million, which resulted in a gain before minority interests of EUR 5.7 million.

NOTE 29 — FINANCIAL INFORMATION BY GEOGRAPHICAL AREA

The following table presents the Group’s business geographical distribution for the three years ended December 31, 2004.

2004

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	1 521.6	297.4	38 822.0
Other EU countries	1 536.5	55.5	7 569.8
Other european countries	694.5	4.9	65.0
North-America	200.2	(37.2)	3 370.3
Latin America	38.8	(1.4)	401.7
Asia	3.6	1.6	33.5
Africa	26.1	15.5	192.8
Other	2.7	1.8	57.9

	4 024.0	338.1	50 513.0

2003

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 219.8	276.0	40 280.8
Other EU countries	558.8	47.6	5 487.3
Other european countries	44.2	19.1	63.5
North-America	112.2	(20.1)	1 298.3
Latin America	10.8	4.8	355.0
Asia	3.5	1.8	63.7
Africa	13.5	4.5	75.0
Other	(6.3)	(13.2)	39.8

	3 956.5	320.5	47 663.4

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

2002

	Interest income and Other revenues	Income before taxes and Minority interests	Identifiable Assets

	(In millions of Euro)
Portugal	3 230.8	80.5	40 515.0
Other EU countries	212.1	13.1	3 473.7
Other european countries	51.2	26.8	468.7
Other	57.2	(3.0)	1 131.2

	3 551.3	117.4	45 588.6

NOTE 30 — SEGMENTS

Operating segments are defined as components of an enterprise which engage in business activities from which they may earn revenues and incur expenses, and for which separate financial information is available that is evaluated regularly by the enterprise’s chief operating decision maker, or decision making group, in assessing the segments’ performance. The results are presented based on the segments as reviewed separately by the Chairman and Chief Executive Officer, as well as other members of senior management.

ESFG’s two main segments are Banking and Insurance. Banking comprises banking, leasing, consumer credit, asset management, brokerage, factoring and others. Insurance comprises Life insurance and Non-life insurance.

The accounting policies of the Group’s operating segments are, in all material respects, consistent with those described in Note 2.

The following tables present segment income before tax and minority interest for the years ended December 31:

2004

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	673.0	669.8	1 342.8	1 060.2	282.6
Leasing and factoring	56.6	7.5	64.1	24.1	40.0
Consumer credit	12.5	22.0	34.5	15.4	19.1
Asset management	2.3	66.6	68.9	31.4	37.5
Brokerage	1.7	48.6	50.3	25.0	25.3
Others	(1.1)	58.4	57.3	80.2	(22.9)

Total banking	745.0	872.9	1 617.9	1 236.3	381.6

Life insurance	130.4	951.3	1 081.7	1 083.3	(1.6)
Non-life insurance	11.3	421.0	432.3	431.1	1.2

Total insurance	141.7	1 372.3	1 514.0	1 514.4	(0.4)

Corporate	(30.7)	—	(30.7)	12.4	(43.1)

TOTAL	856.0	2 245.2	3 101.2	2 763.1	338.1

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

2003

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	697.1	657.4	1 354.5	1 046.1	308.4
Leasing	32.7	3.6	36.3	16.3	20.0
Consumer credit	32.5	31.3	63.8	33.8	30.0
Asset management	2.0	69.0	71.0	38.3	32.7
Brokerage	(0.3)	33.3	33.0	28.3	4.7
Factoring	17.1	4.2	21.3	5.2	16.1
Others	(8.2)	31.2	23.0	80.5	(57.5)

Total banking	772.9	830.0	1 602.9	1 248.5	354.4

Life insurance	101.3	935.8	1 037.1	1 038.7	(1.6)
Non-life insurance	10.9	413.2	424.1	408.5	15.6

Total insurance	112.2	1 349.0	1 461.2	1 447.2	14.0

Corporate	(29.6)	(6.5)	(36.1)	11.8	(47.9)

TOTAL	855.5	2 172.5	3 028.0	2 707.5	320.5

2002

	Net interest income and dividends(1)	Other revenues	Total revenues	Total expenses(2)	Pretax income(3)

	(In millions of Euro)
Banking	746.5	406.6	1 153.1	857.2	295.9
Leasing	37.4	2.6	40.0	16.3	23.7
Consumer credit	52.6	30.5	83.1	49.0	34.1
Asset management	2.6	69.2	71.8	42.8	29.0
Brokerage	1.7	24.1	25.8	33.5	(7.7)
Factoring	15.8	2.1	17.9	4.4	13.5
Others	—	60.1	60.1	93.7	(33.6)

Total banking	856.6	595.2	1 451.8	1 096.9	354.9

Life insurance	105.8	553.4	659.2	812.5	(153.3)
Non-life insurance	19.1	396.3	415.4	440.3	(24.9)

Total insurance	124.9	949.7	1 074.6	1 252.8	(178.2)

Corporate	(33.6)	(6.2)	(39.8)	19.5	(59.3)

TOTAL	947.9	1 538.7	2 486.6	2 369.2	117.4

(1)	Includes Net interest income and Interest income and dividends from insurance operations, which are shown in the statement of income under Other insurance income (see Note 20)
(2)	Total expenses include Other expenses and Provision for loan losses
(3)	Pre-tax income represents Income before income taxes and minority interest

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following table presents segment assets at December 31:

	2004

	Banking	Leasing and Factoring	Consumer Credit	Asset Management	Brokerage	Others	Total Banking

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 536.0	0.7	0.7	21.2	33.4	1.4	1 593.4
Interest earnings deposits	3 803.4	—	—	43.1	880.2	5.0	4 731.7
Trading securities	1 674.1	—	—	1.5	—	88.1	1 763.7
Investment securities	4 583.6	16.3	—	16.4	62.3	104.9	4 783.5
Loans and advances to customers (net)	26 361.4	2 153.8	125.8	47.3	—	34.5	28 722.8
Other equity holdings	834.1	—	—	4.1	—	31.8	870.0
Other assets	3 297.4	105.0	6.0	21.1	165.8	69.4	3 664.7

Total	42 090.0	2 275.8	132.5	154.7	1 141.7	335.1	46 129.8

	2004
	Total Banking	Life- Insurance	Non-Life Insurance	Total Insurance	Corporate	Total

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 593.4	2.0	13.6	15.6	0.1	1 609.1
Interest earnings deposits	4 731.7	31.6	25.2	56.8	0.1	4 788.6
Trading securities	1 763.7	—	—	—	2.3	1 766.0
Investment securities	4 783.5	3 584.3	313.1	3 897.4	—	8 680.9
Loans and advances to customers (net)	28 722.8	0.8	2.1	2.9	—	28 725.7
Other equity holdings	870.0	—	3.6	3.6	—	873.6
Other assets	3 664.7	116.6	256.4	373.0	31.4	4 069.1

Total	46 129.8	3 735.3	614.0	4 349.3	33.9	50 513.0

	2003

	Banking	Leasing and Factoring	Consumer Credit	Asset Management	Brokerage	Others	Total Banking

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 564.1	17.0	0.1	13.9	27.0	0.7	1 622.8
Interest earnings deposits	4 518.1	—	—	48.1	1 090.4	1.5	5 658.1
Trading securities	441.9	—	—	0.2	—	0.2	442.3
Investment securities	4 304.6	19.3	—	1.4	26.5	79.0	4 430.8
Loans and advances to customers (net)	25 069.2	1 521.0	119.6	57.1	(0.2)	(0.1)	26 766.6
Other equity holdings	765.6	—	—	3.3	—	27.2	796.1
Other assets	3 174.4	34.1	11.9	24.8	112.0	87.2	3 444.4

Total	39 837.9	1 591.4	131.6	148.8	1 255.7	195.7	43 161.1

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	2003
	Total Banking	Life- Insurance	Non-Life Insurance	Total Insurance	Corporate	Total

	(In millions of Euro)
Cash and due from Banks and deposits with Central Banks	1 622.8	2.8	1.5	4.3	0.2	1 627.3
Interest earnings deposits	5 658.1	—	—	—	18.0	5 676.1
Trading securities	442.3	—	—	—	15.9	458.2
Investment securities	4 430.8	3 701.9	332.9	4 034.8	—	8 465.6
Loans and advances to customers (net)	26 766.6	0.8	2.6	3.4	—	26 770.0
Other equity holdings	796.1	—	3.4	3.4	—	799.5
Other assets	3 444.4	106.2	276.4	382.6	39.7	3 866.7

Total	43 161.1	3 811.7	616.8	4 428.5	73.8	47 663.4

NOTE 31 — RELATED PARTY TRANSACTIONS

ESI and certain of its subsidiaries have extensive transactions and relationships with members of the ESFG Group.

The following is a summary of significant balance sheet and statement of income positions with related parties.

BALANCE SHEET TRANSACTIONS

	December 31,
	2003	2004

	(In millions of Euro)
ASSETS
Other interest-earning deposits	20.5	2.2
Investment securities available for sale	9.1	6.7
Loans and advances to customers(1)	917.5	909.6
Other assets	6.8	8.4

TOTAL ASSETS	953.9	926.9

LIABILITIES
Demand and time deposits	85.5	20.0
Accrued interest and other liabilities	1.8	58.3

TOTAL LIABILITIES	87.3	78.3

(1)	Loans and advances to customers include advances made to ESI and certain of its other subsidiaries which in large part are utilised to fund long-term investments and construction projects.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The following is a summary of movements in loans and advances to related parties:

	December 31,
	2003	2004

	(In millions of Euro)
At beginning of year	887.2	917.5
New loans and advances	234.0	289.8
Repayments in cash	(203.7)	(297.7)

At end of year	917.5	909.6

The loans relate to the following entities:

	December 31,
	2003	2004

	(In millions of Euro)
Directors(1)	185.9	142.1
Espírito Santo International SA	107.8	254.9
Espírito Santo Resources Ltd	221.1	135.1
Espírito Santo Property Holding SA	87.8	106.2
Espírito Santo Industrial SA	30.0	60.8
Portugália	54.4	48.2
Espírito Santo Health & Spa SA	2.5	43.4
ES Saúde, SGPS	24.8	30.1
ES Irmãos SA	9.1	15.7
Marinoteis SA	—	15.5
Escom	12.9	12.7
ES Tourism Ltd	0.1	10.1
Euroamerican	16.8	4.2
Espírito Santo BVI Participation Ltd	127.9	—
Others	36.4	30.6

At end of year	917.5	909.6

(1)	Includes EUR 139.6 million (2003: EUR 183.4 million) of loans to companies controlled by non-executive Directors.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

STATEMENT OF INCOME

	Year ended December 31,
	2002	2003	2004

	(In millions of Euro)
Interest income
Interest on loans	33.9	21.2	19.5
Interest and dividends on securities	—	0.2	0.3

Total interest income	33.9	21.4	19.8

Interest expense
Interest on deposits	0.4	0.1	0.9

Total interest expenses	0.4	0.1	0.9

Other income
Fee and commission income	1.3	0.8	0.7
Insurance revenues	2.6	1.0	3.6
Net gains on foreign currency transactions	6.6	3.4	—
Other operating income	0.2	0.8	0.9

Total other income	10.7	6.0	5.2

Other expenses	0.4	4.5	4.3

NOTE 32 — COMMITMENTS, CONTINGENCIES AND DERIVATIVE AND OTHER INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Group makes various commitments and incurs certain contingent liabilities, which are referred to on the balance sheet, but are not reflected therein, as follows:

	December 31,

	2003	2004

	(In millions of Euro)
Contingent liabilities
Guarantees and letter of credit	4 413.4	4 606.8
Open documentary credits	273.3	341.0
Assets given as guarantees	445.7	624.5
Others	20.7	51.4
Commitments
Revocable credit lines granted	2 907.7	3 279.5
Irrevocable credit lines granted	647.3	968.8

Documentary credits and guarantees are conditional commitments issued by the Group to guarantee the performance of the customer to a third party. Documentary credits are primarily issued as credit enhancements for public and private borrowing arrangements. The credit risk involved in issuing documentary credits is similar to that involved in extending credit facilities to customers. Risks associated with documentary credits and guarantees are usually reduced by participations by third parties.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Commitments are contractual agreements to extend credit which generally have fixed expiry dates or other termination clauses and usually require payment of a fee. Substantially all of the Group’s commitments to extend credit are contingent upon the customers maintaining specific standards at the time of granting the credit.

Because many of the commitments, guarantees and documentary credits are expected to expire without being called, the total amounts do not necessarily represent future cash requirements.

The Group requires collateral to support off-balance sheet financial instruments when it is deemed necessary. Collateral may include deposits held with financial institutions, securities or other assets.

Derivative financial instruments with off-balance sheet risk

In the normal course of business, the Group is party to a variety of derivative financial instruments with off-balance sheet risk. The Group uses derivative financial instruments for: 1) trading purposes; 2) to manage its exposure to fluctuations in interest rates, foreign exchange rates and equity prices; 3) to meet the financing needs of its customers. Derivative financial instruments represent contracts with counterparties where payments are made, to or from the counterparty based upon specific interest rates and/or exchange rates, on terms predetermined by the contract. Such derivatives and foreign exchange financial instruments involve, to varying degrees, credit risk, market risk and liquidity risk.

Credit risk represents the maximum potential accounting loss due to possible non-performance by obligors and counterparties under the terms of the contracts. The Group considers the true measure of credit risk to be the replacement cost of the derivative or foreign exchange product should the counterparty default prior to the settlement date.

Market risk represents the possibility that a change in interest rates, currency exchange rates or equity prices, will cause the value of a financial instrument to decrease or become more costly to settle. The market risk associated with derivatives can be significant since large exposures can be created with a reduced initial investment compared with the investment required for similar exposures in the cash markets. The management of market risk arising from derivatives business is monitored by BES Global Risk Department.

Liquidity risk represents the capacity to meet short-term financial obligations, which in particular markets affect the capacity to liquidate the Group’s position without leading to adverse impacts on the market prices. The notional principal of derivative financial instruments represents the amount on which the interest and other payments in a transaction are based. For most of the derivative financial instruments, such as interest rate swaps, currency and interest rate swaps, forward rate agreements, futures and currency and interest rate options, the notional amount does not represent an effective credit exposure, but instead (except for currency and interest rate swaps), represents the basis for assessing exchanged cash flows.

Most of the Group’s forward currency contracts are conducted with regulated financial institutions, within defined counterparty limits set for each overseas branch, subsidiary and head office, and for the BES Group on an overall basis, and settled within six months.

Derivative and foreign exchange instruments used for trading purposes

The credit risk, estimated fair value and carrying amount associated with the Group’s trading activities are disclosed in the table below.

For the Group’s trading activities, the effects of changes in market conditions, namely interest rates, currency exchange rates and equity prices, have been reflected in trading revenue (unrealised and realised gains or losses), since traded instruments are “marked-to-market” on a daily basis.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Derivative and foreign exchange instruments used for purposes other than trading

The Group’s principal objective in using derivatives for purposes other than trading is for its asset-liability management activities, which include setting guidelines for the balance sheet structure, capital allocation and management of interest rate, foreign exchange, equity price and liquidity risk for the entire balance sheet, the main goal of which is to protect the net interest margin of the Group. For that purpose, the Group mainly uses interest rate swaps, currency swaps, currency and interest rate swaps and forward rate agreements to hedge the interest rate and foreign exchange risk of certain assets and liabilities. The Group also uses derivatives for the creation of hedging structures to immunise or reduce the Group’s trading activity in bonds. For that purpose, the Group uses interest rate swaps, currency interest rate swaps, currency and equity options, interest rate caps, floors and futures contracts.

The notional amounts, estimated fair value, carrying amount and credit risk exposure of these financial instruments at December 31, are as follows:

	2003				2004
TOTAL	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Over-the-counter (OTC) Derivatives
Foreign exchange contracts
Trading
Purchase	17.1	(0.1)	(0.1)	0.7	18.6	3.8	3.8	4.3
Sell	35.6				35.6
Other than trading
Purchase	7 652.2	(65.0)	5.6	260.9	16 706.6	(62.9)	6.7	574.5
Sell	7 718.7				16 750.2
Currency swaps
Trading
Purchase	—	—	—	—	6.4	(0.7)	(0.7)	—
Sell	—				7.1
Other than trading
Purchase	250.3	2.5	0.6	6.5	644.8	19.6	19.5	11.7
Sell	247.6				650.7
Interest rate swaps
Trading	14 405.9	7.6	7.6	346.4	13 294.8	28.1	28.1	242.8
Other than trading	3 192.8	3.2	26.5	30.0	4 590.9	(48.0)	13.9	14.8
Credit default swaps
Trading	904.6	(2.5)	(2.5)	18.2	2 022.2	1.0	1.0	195.2
Other than trading	225.0	4.7	0.8	190.4	18.9	1.0	0.1	7.5
Equity/index swaps
Trading	816.3	20.5	20.5	21.5	914.3	17.6	17.6	19.0
Other than trading	770.7	(5.4)	(25.3)	11.8	776.1	20.1	(35.8)	24.5
Currency interest rate swaps
Trading
Purchase	47.8	6.1	6.1	11.7	104.8	16.4	16.4	18.6
Sell	124.1				167.4
Other than trading
Purchase	47.4	(10.3)	0.2	0.1	35.5	0.2	0.2	0.4
Sell	56.4				41.2
Forward rate agreements
Trading	—	—	—	—	86.1	—	—	—
Other than trading	224.2	—	0.3	0.2	798.2	(0.1)	0.3	0.1
Currency options
Trading
Purchase	95.0	2.9	3.9	2.9	364.0	8.8	8.8	9.0
Sell	131.7	(3.6)	(3.6)	0.1	369.1	(7.4)	(7.4)	0.1
Other than trading
Purchase	145.7	2.2	2.2	2.2	—	—	—	—
Sell	145.7	(3.6)	(3.6)	—	—	—	—	—
Swaption
Trading
Purchase	832.3	(2.2)	(2.2)	1.0	739.4	0.8	0.8	5.6
Sell	986.8	3.0	3.0	3.7	1 290.2	1.6	1.6	5.8
Equity options
Trading
Purchase	39.2	8.1	8.1	9.2	707.6	25.9	25.9	43.6
Sell	53.1	1.4	1.4	—	1 530.6	(58.1)	(58.1)	—
Other than trading
Purchase	0.6	—	—	—	4.8	—	—	—
Sell	—	—	—	—	10.4	—	—	—

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

	2003				2004
TOTAL	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)	Notional amount(1)	Estimated fair value(2)	Carrying value(3)	Credit exposure(4)

	(In millions of Euro)
Index/Options
Trading
Purchase	23.0	(2.7)	(2.7)	—	40.1	(0.1)	(0.1)	0.1
Sell	69.8	2.5	2.5	2.5	147.1	1.3	1.3	1.8
Other than trading
Purchase	0.6	—	—	—	0.7	—	—	—
Sell	18.7	0.5	0.5	0.5	15.1	0.2	—	0.4
Bonds OTC Options
Trading
Purchase					132.5	(0.1)	(0.1)	—
Sell					—	—	—	—
Interest rate caps and floors
Trading
Purchase	1 330.7	13.9	13.9	14.8	1 208.3	11.6	11.6	13.0
Sell	1 265.6	(13.1)	(13.1)	—	1 180.7	(7.6)	(7.6)	1.5
Other than trading
Purchase	8.5	—	—	—	5.5	—	—	—
Sell	0.5	—	—	—	0.5	—	—	—
Exchange traded Derivatives
Currency options
Trading
Purchase	71.0	—	—	—	26.4	—	—	—
Sell	136.8	—	—	—	66.9	—	—	—
Future Options
Trading
Purchase	—	—	—	—	7 872.7	—	—	—
Sell	—	—	—	—	7 020.2	—	—	—
Equity options
Trading
Purchase	20.1	—	—	—	0.3	—	—	—
Sell	26.1	—	—	—	408.1	—	—	—
Financial futures
Trading	—	—	—	—	—	—	—	—
Interest rate futures
Trading
Purchase	327.5	—	—	—	154.6	—	—	—
Sell	343.5	—	—	—	329.8	—	—	—
Equity/Index Futures
Trading
Purchase	2.8	—	—	—	266.6	—	—	—
Sell	30.0	—	—	—	112.8	—	—	—
Currency Futures
Trading
Purchase	8.6	—	—	—	14.5	—	—	—
Sell	13.4	—	—	—	11.6	—	—	—

(1)	Theoretical or notional amount of the contract.

(2)	Estimated fair value represents the (loss) or gain on current position settlement, considering prevailing market conditions and common valuation methodologies.

(3)	Carrying amount represents accrued profit or losses inherent to current positions.

(4)	Credit risk represents the positive difference between amounts receivable and payable on the current positions.

Classes of derivative and foreign exchange instruments

The following classes of derivative and foreign exchange instruments refer to instruments that are used by the Group for purposes of both trading and other than trading, namely hedging and asset/liability management.

The fair value of instruments is intended to mirror their market value. Consequently, the market value is used for those instruments which are traded on a liquid market. For the other Over-the-counter (OTC) instruments standard valuation methods are adopted. In the case of fixed rate and foreign currency instruments (forward rate agreements, swaps, futures, bonds), valuation models based on discounted cash flow analysis are employed, and for option instruments, standard methods such as Black-Scholes and Binomial Trees are employed.

•
Foreign exchange forward contracts are contracts for the future receipt or delivery of foreign currency at previously agreed-upon terms. The risks inherent in these contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

•
Interest rate swaps are contracts in which a series of interest rate determined cash flows in a specified currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged and most interest rate swaps involve the exchange of fixed and floating interest payments. The risks inherent in interest rate swap contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market value of the contracts due to movements in the underlying interest rates.

•
Cross-currency interest rate swaps are contracts that involve the exchange of both interest and principal amounts in two different currencies. The risks inherent in interest rate and cross-currency swap contracts are the potential inability of a counterparty to meet the delivery terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest and exchange rates.

•
Currency swaps are agreements in which cash in one currency is converted into a different currency through a spot transaction and, simultaneously, a forward exchange agreement is dealt providing for a future exchange of the two currencies in order to recover the initially converted currency. The risks inherent in currency swaps are the potential inability of a counterparty to meet the delivery terms of the swap forward leg and the risk associated with changes in the market values of the underlying currencies resulting from normal changes in both underlying interest and exchange rates.

•
Options, including interest rate caps and floors are contracts that allow the holder of the option to purchase or sell a financial instrument or currency at a specified price within a specified period of time from or to the seller of the option. The purchaser of the option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavourable change in the price of the financial instrument or currency underlying the option.

•
Equity/Index swaps are contracts where one party agrees to pay the other the total return of a defined underlying equity or index in return for receiving a stream of interest rate based cash-flows. No notional amounts are exchanged. The risks inherent in these contracts are the potential inability of a counterparty to meet the delivery terms of the contract and the risk associated with changes in the market value of the contract due to movements in the underlying equity or index price.

•
Credit default swaps are contracts where one counterparty, the protection buyer, pays a periodic fee in return for a contingent payment by the protection seller following a credit event of a reference entity. The risks inherent in these contracts the potential inability of the protection seller to meet the delivery terms of the contract and the risk associated with the occurrence of a credit event for the protection buyer.

•
Forward rate agreements are contracts to exchange payments on a certain future date, based on a market change in interest rates from trade date to contract settlement date. The notional amount on which the interest payments are based is not exchanged and the maturity of these agreements is typically less than two years. The risks inherent in forward rate agreements are the potential inability of a counterparty to meet the terms of its contract and the risk associated with changes in the market values of the contracts due to movements in the underlying interest rate.

•
Futures are exchange traded contracts for delayed delivery of securities in which the seller agrees to make delivery at a specified future date of a specified instrument at a specified price or yield or to financially settle the future contract. Futures contracts are settled in cash daily by a clearinghouse and, therefore, there is minimal credit risk to the organisation. Futures are subject to the risk of movements in interest rates, stock indexes or the value of the underlying securities or instruments.

To reduce its exposure to market risk related to the above-mentioned classes of derivative and foreign exchange instruments, the Group may enter into offsetting positions.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

The Group’s portfolio of off-balance sheet financial instruments is broadly diversified and is managed with similar practices to those utilised for on-balance sheet instruments for the purpose of precluding material concentration of credit risk.

Significant concentrations of credit risk

Vulnerability from concentrations of credit risk arises because an entity is exposed to risk of loss greater than if it had mitigated its risk through further diversification. Such risks of loss manifest themselves differently, depending on the nature of the concentration, and vary in significance.

Legal actions and claims

Group companies are involved in various legal actions and claims. Provisions have been made where quantifiable and deemed necessary. In the opinion of management, after taking appropriate legal advice, the future settlements of such actions and claims will not have a material effect on the Group’s financial position.

NOTE 33 — FOREIGN EXCHANGE EXPOSURE

At December 31, 2004, assets, liabilities and off-balance sheet items expressed in foreign currencies are as set forth below:

	December 31, 2004
	US Dollar	British Sterling	Swiss Francs	Japanese Yen	Other foreign currencies	Total	% of total assets/ liabilities

	(In millions of Euro)%
Assets	4 081.6	93.4	125.3	28.8	881.5	5 210.6	10.3%
Liabilities	3 868.8	40.4	13.5	6.2	552.1	4 481.0	9.3%

Net assets/(liabilities)	212.8	53.0	111.8	22.6	329.4	729.6
Forward foreign currency position	284.7	(9.4)	21.4	(12.7)	(36.3)	247.7

Total foreign currency position	497.5	43.6	133.2	9.9	293.1	977.3

Total foreign currency position is represented by:
– Investment position(1)	19.6	—	65.5	—	235.9
– Trading position(2)	477.9	43.6	67.7	9.9	57.3

(1)	Foreign currency investment position represents medium or long-term investments in subsidiaries expressed in foreign currencies.

(2)
Foreign exchange trading position in each currency represents the net open position, considering that the Group subsidiaries managed their currency exposure, hedging their positions against functional currencies and not against the currency in which the Group financial statements are presented.

NOTE 34 — SECURITISATION TRANSACTIONS

a)	Securitisation of loans and advances to customers

Lusitano No. 1, Limited

In August 1999, BES entered into an agreement to securitise consumer loans carried in its books at EUR 250 million through Lusitano No. 1 Limited. BES sold the consumer loans, with no gain or loss recorded in the statement of income, to Lusitano No. 1 Limited, which raised the necessary funds through the issue in capital markets of senior and junior Notes secured on those assets.

When the book value of the securitised loans reached an amount lower than 10% of the original securitised loans, BES as the Servicer, notified the Trustee (DB Trustee Company Limited) and the Issuer

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

(Lusitano No. 1 Limited), who exercised the clean-up call, in accordance with the terms and conditions of the present transaction.

The exercise of the clean-up call by BES led to the acquisition by BES of the remaining securitised loans, in the amount of EUR 18.9 million. These loans were booked in the Groups’ accounts as at December 2, 2004, together with a charge in provisions for credit risks in the amount of EUR 2.0 million and the charge off of the provisions set-up under Regulation No. 27/2000 issued by the Bank of Portugal.

As a result from the exercise of the clean-up call, all the notes issued under this transaction were reimbursed. For the same reason the Group acquired, with no additional cost, all the contracts written-back by the Issuer with a nominal value of EUR 8.7 million.

Lusitano Finance No. 2, Plc

In April, 2002, BES Group entered into the third securitisation transaction, having sold to Lusitano Finance no.2 Plc a portfolio of loans, in the global amount of EUR 450.0 million, composed of two portfolios, a consumer loans portfolio, recorded in BES accounts, in the amount of EUR 150.0 million and a leasing portfolio, recorded in Besleasing Mobiliária accounts (now Besleasing e Factoring), in the amount of EUR 300.0 million.

Lusitano Finance no. 2 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of loans acquired. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES and Besleasing e Factoring cannot be made responsible for any amounts of non-performing of the loans portfolio sold exceeding the face value of Class D notes issued by Lusitano Finance no. 2 Plc for the purposes of setting up a collateral deposit. This collateral deposit had an initial amount of 4.5% of the nominal value of the loan portfolio acquired.

Lusitano Finance no. 2 Plc’s only activity is to hold the loan portfolio acquired from BES and Besleasing e Factoring and the payment of principal and interest of the Class A, B and C notes issued by this entity will depend exclusively of the portfolio and the collateral deposit made with the issue of Class D notes. The Class D notes give to its holders the right to receive on a quarterly basis, the excess spread calculated by Lusitano Finance no2. Plc, after having paid the liabilities arising from the other notes and after having deducted the operational costs. This excess spread, when possible to be estimated, was accrued and recognised in the financial statements of BES and Besleasing e Factoring until December 31, 2003. From January 1, 2004, and in accordance with Regulation issued by the Bank of Portugal, excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Securities issued by Lusitano Finance No. 2 Plc

	Class A	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AA	A–	—
– Moody’s	Aaa	Aa2	A2	—
– Standard & Poor’s	AAA	AA	A–	—
Face value (millions of Euro)
– Original	409.7	11.3	29.0	20.3
– Actual	235.5	11.3	29.0	20.3
Coupon rate/return	Euribor 3m +0.27% pa	Euribor 3m + 0.45% pa	Euribor 3m + 0.83% pa	Excess spread
Reimbursement	Until Apr/2010	Until Apr/2010	Until Apr/2010	Until Apr/2010
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	20.3

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

b)	Commitments retained by the Group:

•	Class D up to EUR 20.3 million (2003: EUR 20.3 million), accounted for as Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for securities in the amount of EUR 5.5 million were recorded.

d)	Entities involved:

•	Purchasers of credits: Lusitano Finance No. 2 Plc and BNP Paribas (Portugal);

•	Servicer: BES and Besleasing e Factoring.

Lusitano Mortgages No. 1, Plc

In December 2002, BES Group performed the fourth securitisation transaction, having sold to Lusitano Mortgages No. 1 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Navegator, SGFTC, SA, a mortgage portfolio in the amount of EUR 1,000.0 million that was recorded in BIC’s balance sheet.

Lusitano Mortgages No. 1 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 1, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any amounts of non-performing loans portfolio sold exceeding the face value of Class F Note acquired by BIC and issued by Lusitano Mortgages No. 1, Plc with the objective of setting up a collateral deposit (cash reserve). The face value of this note, which corresponds to the cash reserve, had an initial amount of EUR 10 million.

Lusitano Mortgages No. 1 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest on Class A, B, C, D and E notes issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 1, Plc only activity is holding the participation units in Lusitano Mortgages No. 1 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 1, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, was accrued and recognised in BIC’s statement of income until December 31, 2003. From January 1, 2004 and in accordance with Regulation issued by the Bank of Portugal, excess spread is only recognised in the statement of income when received.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 1 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BB	—
– Moody’s	Aaa	Aa3	A2	Baa2	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value (millions of Euro)
– Original	915.0	32.5	25.0	22.5	5.0	10.0
– Actual	759.9	32.5	25.0	22.5	5.0	10.0
Coupon rate/return	Euribor 3m + 0.28% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.65% pa	Euribor 3m + 1.35% pa	Euribor 3m + 3.90% pa	Excess spread
Reimbursement	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035	Until Dec/2035
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	—	0.8

b)	Commitments retained by the Group:

•	Class F note, with a book value of EUR 0.8 million (2003 : EUR 12.8 million) accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for other risks and charges in the amount of EUR 4.4 million were recorded, in accordance with instruction no. 27/2000 issued by the Bank of Portugal.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 1 Fund;

•	Fund manager of Lusitano Mortgages No. 1: Navegator, SGFTC, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 1 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Deutsche Bank (Portugal).

Lusitano Mortgages No. 2, Plc

In November 2003, BES Group performed the fifth securitisation transaction, having sold to Lusitano Mortgages No. 2 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Finantia-SGFTC, SA, a mortgage portfolio in the amount of EUR 1,000.0 million that was recorded in BIC’s balance sheet.

Lusitano Mortgages No. 2 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 2, Plc that financed itself through a bond issue in international financial markets, divided in five classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BIC cannot be made responsible for any loss resulting from the loan portfolio sold exceeding the face value of Class F acquired by BIC, issued by Lusitano Mortgages No. 2, Plc, with the objective of setting up

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

collateral deposit (cash reserve). The initial face value of this note corresponding to the cash reserve to the transaction, amounted to EUR 9 million.

Lusitano Mortgages No. 2 Fund has the sole activity of owning the portfolio acquired from BIC and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 2, Plc only activity is holding the participation units in Lusitano Mortgages No. 2 Fund. The amount of principal and interest paid on the Class A, B, C, D and E notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class F. This Class F note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 2, Plc, after liquidation of the liabilities with note holders of Class A, B, C, D and E, and its operational costs, which, when possible to be estimated, was accrued and recognised in BIC’s statement of income until December 31, 2003. From January 1, 2004, and in accordance with Regulation issued by the Bank of Portugal, the excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 2 Plc

	Class A	Class B	Class C	Class D	Class E	Class F

Rating
– FITCH Ratings	AAA	AA	A	BBB	BBB–	—
– Moody’s	Aaa	Aa3	A3	Baa3	Ba1	—
– Standard & Poor’s	AAA	AA	A	BBB	BB	—
Face value (millions of Euro)
– Original	920.0	30.0	28.0	16.0	6.0	9.0
– Actual	822.9	30.0	28.0	16.0	6.0	9.0
Coupon rate/return	Euribor 3m + 0.24% pa	Euribor 3m + 0.48% pa	Euribor 3m + 0.64% pa	Euribor 3m + 1.20% pa	Euribor 3m + 3.75% pa	Excess spread
Reimbursement	Until Dec/2036	Until Dec/2046	Until Dec/2046	Until Dec/2046	Until Dec/2046	Until Dec/2046
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	—	0.7

b)	Commitments retained by the Group:

•	Class F note, with a book value EUR 0.7 million (2003: EUR 11.7 million) accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for liabilities and charges in the amount of EUR 4.4 million were recorded, in accordance with Instruction no. 27/2000 issued by the Bank of Portugal.

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 2 Fund;

•	Fund manager of Lusitano Mortgages No. 2: Finantia-SGFTC, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 2 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC;

•	Liquidity facility provider: Crédit Agricole Indosuez.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

Lusitano Mortgages No. 3, Plc

In November 2004, BES Group performed the sixth securitisation transaction, having sold to Lusitano Mortgages No. 3 Fund, managed by Sociedade Gestora de Fundos de Titularização de Créditos, Portucale-SGFTC, SA, a mortgage portfolio in the amount of EUR 1,200.0 million that was recorded in BES’s balance sheet.

Lusitano Mortgages No. 3 Fund financed this acquisition through the issue of participation units, entirely subscribed by Lusitano Mortgages No. 3, Plc that financed itself through a bond issue in international financial markets, divided in four classes. The holders of the bonds have no right of recourse, in accordance with the terms of the issue. BES cannot be made responsible for any loss resulting from the loan portfolio sold exceeding the percentage held of the face value of Class E, issued by Lusitano Mortgages No. 3, Plc, with the objective of setting up collateral deposit (cash reserve). The face value of this note corresponding to the cash reserve to the transaction amounted to EUR 10.8 million.

Lusitano Mortgages No. 3 Fund has the sole activity of owning the portfolio acquired from BES and the payment of principal and interest of the bonds issued by this entity will depend exclusively on the portfolio. Lusitano Mortgages No. 3, Plc only activity is holding the participation units in Lusitano Mortgages No.3 Fund. The amount of principal and interest paid on the Class A, B, C, and D notes issued by this entity depends exclusively on the participation units and the cash reserve, constituted by the issue of Class E. This Class E note provides the holder with the right to the quarterly payment of the excess spread of Lusitano Mortgages No. 3, Plc, after liquidation of the liabilities with note holders of Class A, B, C, and D, and its operational cost. In accordance with Regulation issued by the Bank of Portugal, the excess spread is only recognised in the statement of income when received.

This securitisation transaction also presents the following features:

a)	Notes issued by Lusitano Mortgages No. 3 Plc

	Class A	Class B	Class C	Class D	Class E

Rating
– FITCH Ratings	AAA	AA	A	BBB	—
– Moody’s	Aaa	Aa2	A2	Baa2	—
– Standard & Poor’s	AAA	AA	A	BBB	—
Face value (millions of Euro)
– Original	1,140.0	27.0	18.6	14.4	10.8
– Actual	1,127.2	27.0	18.6	14.4	10.8
Coupon rate/return	Euribor 3m + 0.13% pa	Euribor 3m + 0.23% pa	Euribor 3m + 0.33% pa	Euribor 3m + 0.65% pa	Excess Spread
Reimbursement	Until Dec/2047	Until Dec/2047	Until Dec/2047	Until Dec/2047	Until Dec/2047
Securities held by BES Group:
Book value (millions of Euro)	—	—	—	—	1.3

b)	Commitments retained by the Group:

•	Class E note, with a book value EUR 1.3 million accounted for under Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

c)	Provisions:

•	Provisions for Investment securities in the amount of EUR 1.3 million were recorded, in accordance with Instruction no. 27/2000 issued by the Bank of Portugal.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

d)	Entities involved:

•	Purchaser of credits and issuer of participation units: Lusitano Mortgages No. 3 Fund;

•	Fund manager of Lusitano Mortgages No. 2: Portucale-SGFT, SA;

•	Subscriber of the participation units and issuer of the notes: Lusitano Mortgages No. 3 Plc;

•	Custody of participation units: BES;

•	Servicer: BIC.

b)	Securitisation of securities

Lusitano Global CDO No. 1, Plc

In August 2001, BES Group performed a securitisation transaction of domestic bonds and euro bonds, having sold to Lusitano Global CDO n. 1 Plc a portfolio of securities, whose book value was EUR 1 144.3 million. These securities were recorded in the investment portfolio of BES Group. Lusitano Global CDO n. 1 Plc financed this acquisition through a bond issue in international financial markets guaranteed by the portfolio of securities. The holders of the bonds have no right of recourse, in accordance with the terms of the issue.

BES Group cannot be made responsible for any amounts of non-performing of the portfolio sold exceeding the face value of Class D and the cash reserve that was acquired by BES. The face value of this note will have a maximum value of 9.6% of the face value of the securities portfolio sold.

Lusitano Global CDO No. 1 Plc’s only activity is the ownership of the portfolio acquired from BES Group and the payment of principal and interest on the Class A, B and C notes, issued by this entity will depend exclusively on the portfolio and of Class D that includes the cash reserve.

This securitisation operation also presents the following features:

a)	Securities issued by Lusitano Global CDO No. 1 Plc

	Class A1	Class A2	Class B	Class C	Class D

Rating
– FITCH Ratings	AAA	AAA	AA	A	—
– Moody’s	Aaa	Aaa	Aa1	A1	—
– Standard & Poor’s	AAA	AAA	AA	A+	—
Face value (millions of Euro)
– Original	350.0	623.8	42.3	25.2	103.0
– Actual	—	356.5	42.3	25.2	103.0
Coupon rate/return	Euribor 3m + 0,25% pa	Euribor 3m + 0,45% pa	Euribor 3m + 0,65% pa	Euribor 3m + 1,10% pa	Excess Spread
Reimbursement	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015	Until Dec/2015
Securities held by BES Group:
Book value (millions of Euro)	—	0.3	—	15.2	16.5

b)	Commitments retained by the Group:

•
Class A2 notes with a book value of EUR 0.3 million (2003: EUR 0.4 million), Classe C notes with a book value of EUR 15.2 million (2003: EUR 15.2 million) and Class D notes with a book value of EUR 16.5 million (2003: EUR 98.2 million), accounted for as Investment securities available for sale;

•	Liquidity lines and guarantees: non-applicable.

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ESPÍRITO SANTO FINANCIAL GROUP SA

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2003 AND 2004

c)	Entities involved:

•	Acquirer: Lusitano CDO No.1, Plc and Deutsche Bank Portugal.

Securities acquired by the Group following securitisation transactions are accounted for under Investment securities available for sale and are stated net of unrealised losses recognised in compliance with Instruction no. 27/2000 issued by the Bank of Portugal.

NOTE 35 — SUBSEQUENT EVENTS

As at January 3, 2005, ES Dealer was merged into BES Investimento. This operation was authorised by the Bank of Portugal on February 20, 2004.

On January 20, 2005, the Central Bank of Spain authorised Banco Espírito Santo, SA (Spain) to acquire 100% of the share capital of Banco Inversión, a bank specialised in private banking in the Spanish market. The primary agreement had been communicated to the market on September 6, 2004.